Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

March 23, 2023

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE	7
GENERAL DEVELOPMENT OF THE BUSINESS	7
COVID-19	7
Public Offerings	7
Credit Facility	8
Normal Course Issuer Bid	9
Mineral Interests	10
Corporate Takeover of Nomad Royalty Company Ltd.	20
Listing on the New York Stock Exchange	22
Early Warrant Exercise Incentive Program	22
Sustainability Report	23
Dividend Declarations	23
Creation of Strategic Mining Partner	23
DESCRIPTION OF THE BUSINESS	26
Principal Product	26
Competitive Conditions	28
Operations	28
RISK FACTORS	36
Risks Relating to the Company	36
Risks Relating to the Mining Operations	48
TECHNICAL INFORMATION	55
CIM Standards Definitions	55
Antamina Mine, Peru	60
DIVIDENDS	66
DESCRIPTION OF CAPITAL STRUCTURE	67
TRADING PRICE AND VOLUME	67
Common Shares	67
DIRECTORS AND OFFICERS	68
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	72
TRANSFER AGENT AND REGISTRAR	72
MATERIAL CONTRACTS	72
INTERESTS OF EXPERTS	73
AUDIT COMMITTEE	73
ADDITIONAL INFORMATION	75
SCHEDULE “A”	A1

INTRODUCTORY NOTES

Unless otherwise noted, information contained in this annual information form (“AIF”) is provided as of March 23, 2023. Unless otherwise noted or the context otherwise indicates, references to the “Company”, “Sandstorm”, “Sandstorm Gold” and “our”, all refer to Sandstorm Gold Ltd.

Cautionary Note Regarding Forward-Looking Information

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as defined below); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of Common Shares which may be purchased under the NCIB (as defined below), audits being conducted by the CRA (as defined below) and available remedies; the expectations regarding whether the BaseCore Transaction (as defined below), the Nomad Acquisition (as defined below) and transactions with Horizon Copper Corp. (collectively the “Transactions”) will provide the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; the expectations relating to the closing of the arrangements contemplated under the definitive agreements related to the Antamina NPI Sale Agreement (as defined below) and the subsequent spin-out of the Antamina NPI (as defined below), including the anticipated terms and expected timing thereof; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the ongoing COVID-19 pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined below) and royalties, as well as its future outlook and the Mineral Reserve (as defined below) and Mineral Resource (as defined below) estimates for any of the Mining Operations. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Non-IFRS and Other Financial Measures Disclosure

The Company has included certain performance measures and ratios in this AIF that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) total sales, royalties and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis.

Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Total Sales, Royalties and Income from Other Interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry. See also “Principal Product” under “Description of the Business” below in this AIF.

Figure 1.1 below provides a reconciliation of Total Sales, Royalties and Income from Other Interests.

Figure 1.1
In $000s	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Total Revenue	$148,732	$114,860

Add:

Gain on revaluation of Vale Royalties financial instrument [1]	-	5,887

Equals:

Total Sales, Royalties, and Income from other interests	$148,732	$120,747

1

During the year ended December 31, 2021, the Company entered into and disposed of certain derivative financial instruments relating to the market value of the Vale Royalties, resulting in fair value gains of $5.9 million recognized within net income.

ii.	Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from Other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above) less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Streams for the same respective period. The Company presents Attributable Gold Equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. See also “Principal Product” under “Description of the Business” below in this AIF.

Figure 1.2 below provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
In $000s (except for ounces and per ounce amounts)	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Total Sales, Royalties, and Income from other interests [1]	$148,732	$120,747

Less:

Revenue attributable to non-controlling interest	(850)	-

Total Sales, Royalties, and Income from other interests attributable to Sandstorm shareholders	147,882	120,747

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,795	1,788

Equals:

Total Attributable Gold Equivalent ounces	$82,376	$67,548

1

Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods.

iii.

Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Figure 1.3 below provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.3
In $000’s (except for ounces and per ounce amounts)	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Cost of Sales, excluding depletion [1]	$23,366	$16,845

Divided by:

Total Attributable Gold Equivalent ounces	82,376	67,548

Equals:

Average cash cost (per Attributable Gold Equivalent ounce)	$284	$249

1	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv.

Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v.

Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4

In $000’s	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021
Cash flows from operating activities	$106,916	$81,139
Less:
Changes in non-cash working capital	(2,890)	(2,341)
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$109,806	$83,480

Website and Third-Party Information

Sandstorm provides certain links to websites in this AIF, including www.sandstormgold.com. No such websites are incorporated by reference herein. Sandstorm also produces other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this AIF, including the Sustainability Report and the Asset Handbook (each as defined and discussed below).

Currency Presentation and Exchange Rate Information

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“US Dollars”).

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2022, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
	2022	2021	2020
High	C$1.3856	C$1.2942	C$1.4496
Low	C$1.2451	C$1.2040	C$1.2718
Average	C$1.3013	C$1.2535	C$1.3415
Closing	C$1.3544	C$1.2678	C$1.2732

Commodity Price Information

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2022	2021	2020
High	$2,039	$1,943	$2,067
Low	$1,629	$1,684	$1,474
Average	$1,800	$1,800	$1,770
Closing	$1,813	$1,820	$1,891

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2022	2021	2020
High	$26.18	$29.59	$28.89
Low	$17.77	$21.53	$12.01
Average	$21.73	$25.17	$20.51
Closing	$23.95	$23.09	$26.49

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2022, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31
	2022	2021	2020
High	$4.87	$4.86	$3.61
Low	$3.18	$3.52	$2.09
Average	$4.00	$4.23	$2.80
Closing	$3.80	$4.40	$3.51

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has two principal wholly-owned subsidiary companies, being: (1) Nomad Royalty Company Ltd. (as defined below in this AIF), organized under the laws of the Canada Business Corporations Act; and (2) 1359212 B.C. Ltd. (“1359212”), incorporated under the BCBCA, which hold the Company’s rights to the Antamina NPI (as defined and discussed below)

GENERAL DEVELOPMENT OF THE BUSINESS

COVID-19

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. Consistent with guidance from health authorities, the Company has implemented certain safety measures with respect to workplace management.

Public Offerings

On April 20, 2020, the Company filed a short form base shelf prospectus (the “2020 Base Shelf Prospectus”) in Canada and the United States which allowed the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $350,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2020 Base Shelf Prospectus, including any amendments thereto, remained effective.

On May 14, 2020, the Company filed a prospectus supplement to the 2020 Base Shelf Prospectus in Canada and the United States and established an At-the-Market equity program (“2020 ATM Program”). The ATM program allowed the Company to issue up to $140 million worth of Common Shares from treasury to the public from time to time at prevailing market prices through the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, were to be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The 2020 ATM Program was effective until May 20, 2022, and expired on that date. The Company did not utilize or sell any Common Shares under the 2020 ATM Program.

On September 22, 2022, the Company filed a new short form base shelf prospectus (the “2022 Base Shelf Prospectus”) in Canada (in reliance on the well-known seasoned issuer exemption) and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2022 Base Shelf Prospectus. These sales may be made during the 25-month period that the 2022 Base Shelf Prospectus, including any amendments thereto, remains effective.

On October 4, 2022, the Company completed a bought deal financing with a syndicate of underwriters comprised of an offering of 15,700,000 Common Shares of the Company plus the exercise by the underwriters of an over-allotment option of 2,355,000 Common Shares, for an aggregate of 18,055,000 Common Shares all at a price of $5.10 per Common Share for gross proceeds of $92,080,500 (the “October 2022 Offering”). The Common Shares were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by BMO Nesbitt Burns Inc. and Scotia Capital Inc. The Common Shares were offered by way of a prospectus supplement dated September 28, 2022, to the 2022 Base Shelf Prospectus in all of the provinces and territories of Canada, other than Québec, and in the United States under an effective shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the Canada/U.S. multi-jurisdictional disclosure system. The net proceeds from the October 2022 Offering were primarily used to reduce amounts drawn under the Company’s revolving credit facility.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”, as amended from time to time). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. On February 7, 2013 (as amended from time to time), the Company entered into an amended and restated credit agreement and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $110.0 million. On December 20, 2017, the Company entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $150.0 million. On December 4, 2018, the Company entered into an amendment to the Second Amended and Restated Credit Agreement to increase the amount which the Company was permitted to borrow thereunder to up to $225.0 million. On September 4, 2019, the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to make housekeeping changes to the Credit Facility. On December 2, 2019, the Company entered into a Third Amendment to the Second Amended and Restated Credit Agreement for the primary purpose of upsizing the Credit Facility to $300 million by adding a $75 million accordion feature. On October 6, 2021, the Company entered into third amended and restated credit agreement and amended the Revolving Loan to increase the amount which the Company is permitted to borrow thereunder to up to $350 million, eliminate the accordion feature, and incorporate sustainability-linked performance targets to establish an “Environment, Social and Governance” linked credit facility. In 2021, the Company became the first royalty company with a credit facility linked to sustainability goals. This feature is described below.

On July 12, 2022, the Company entered into a Fourth Amended and Restated Credit Agreement (the “Fourth Amended and Restated Credit Agreement”) and amended the Revolving Loan to, inter alia, increase the amount which the Company is permitted to borrow thereunder to up to $500 million (plus up to $125,000,000 under a related uncommitted accordion feature). This upsize to $500 million was contingent upon the closing of the BaseCore Transaction (as described below in this AIF) and the exercise of the accordion feature of up to $125 million was contingent upon the closing of the Nomad Acquisition (as described below in this AIF), both of which subsequently closed, and on August 15, 2022, the Company entered into a first amendment to the Fourth Amended and Restated Credit Agreement to make housekeeping and other related changes. In addition, the Credit Facility maintained its sustainability-linked performance targets as discussed below.

The Revolving Loan incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described herein as the Company’s Environment, Social and Governance performance targets are met. These targets focus on increasing the Company’s producing assets which report under sustainability and climate related standards as well as maintaining and improving the Company’s own external Environment, Social and Governance rating and ensuring diverse representation at the senior management and board levels.

The Revolving Loan is for general corporate purposes and expires October 6, 2025, which is extendable based on mutual consent of the parties thereto. The amounts drawn on the Revolving Loan are subject to interest at SOFR (as defined below in this AIF) plus 1.875% to 3.50% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.422%-0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the most recent amendments, the

Company’s leverage ratio covenant was increased to 4.75x, with step downs to 4.00x after five quarters. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.

As at December 31, 2022, the Company was in compliance with its covenants and there was a balance drawn on or outstanding under the Credit Facility of $497.5 million. As of the date of this AIF, the balance drawn on or outstanding under the Credit Facility is $476 million.

Normal Course Issuer Bid

On April 5, 2019, the Company commenced a new Normal Course Issuer Bid (“2019 NCIB” in accordance with TSX Rules and Canadian securities laws. Under the 2019 NCIB, the Company was entitled to purchase up to 13 million Common Shares, representing 7.2% of the Company’s issued and outstanding Common Shares as of March 15, 2019. The 2019 NCIB terminated on April 4, 2020. Pursuant to the 2019 NCIB, the Company purchased an aggregate of 4,599,020 Common Shares during the period January 1, 2020 to March 31, 2020 for aggregate consideration of: (i) $15,746,611 on the NYSE, the NYSE American LLC (the “NYSE American”) (prior to transfer to the NYSE on February 21, 2020) and alternate trading platforms in the United States of America; and (ii) C$10,844,860 on the TSX and alternative Canadian trading platforms and all of these 4,599,020 Common Shares were returned to treasury for cancellation by March 31, 2020.

On April 5, 2020, the Company commenced a new Normal Course Issuer Bid (the “2020 NCIB”, together with the 2019 NCIB, the “NCIB”) pursuant to which the Company was entitled to purchase up to 17,170,237 Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2020, after excluding those Common Shares held by the Company’s directors (“Directors”) and officers. Pursuant to the 2020 NCIB, the Company purchased no Common Shares in 2020, but, from December 31, 2020, to March 31, 2021, the Company purchased a total of 800,366 Common Shares for aggregate consideration of C$6,357,171 on the TSX and alternative Canadian trading platforms, and these 800,366 Common Shares were all returned to treasury for cancellation. No Common Shares were purchased during this period on the NYSE and alternative trading platforms in the United States of America. The 2020 NCIB terminated on April 5, 2021.

On April 7, 2021, the Company commenced a new Normal Course Issuer Bid (the “2021 NCIB”, together with the 2019 NCIB and the 2020 NCIB, the “NCIB”) pursuant to which the Company is entitled to purchase up to 19.1 million Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2021, after excluding those Common Shares held by the Company’s Directors and officers. Pursuant to the 2021 NCIB, the Company purchased an aggregate of 4,651,049 Common Shares in 2021 (all of which have been returned to treasury for cancellation) for aggregate consideration of (i) C$24,025,576.44 on the TSX and alternative Canadian trading platforms; and (ii) $10,071,658.51 on the NYSE and alternative trading platforms in the United States of America. From December 31, 2021, to the date that the 2021 NCIB terminated, the Company purchased no additional Common Shares and the 2021 NCIB terminated on April 6, 2022.

On April 7, 2022, the Company commenced a new Normal Course Issuer Bid (the “2022 NCIB”, together with the 2019 NCIB, 2020 NCIB and 2021 NCIB, the “NCIB”) pursuant to which the Company is entitled to purchase up to 18.9 million Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2022 after excluding those Common Shares held by the Company’s Directors and officers. Pursuant to the 2022 NCIB, the Company purchased an aggregate of 187,801 Common Shares in 2022 (all of which have been returned to treasury for cancellation) for aggregate consideration of (i) C$454,625.38 on the TSX and alternative Canadian trading platforms; and (ii) $600,968.22 on the NYSE and alternative trading platforms in the United States of America. Since December 31, 2022, to the date of this AIF, the Company has purchased a further 148,400 Common Shares (all of which will be returned to treasury for cancellation by March 31, 2023) for aggregate consideration of C$989,692.14 solely on the TSX and alternative Canadian trading platforms. The 2022 NCIB will terminate on April 6, 2023, and the Company has made application to the TSX for a new NCIB (the “2023 NCIB”) which will, subject to TSX approval, commence on or about April 10, 2023. Once the TSX has approved the new 2023 NCIB, the Company will publicly announce the details.

The NCIB provides the Company with the option to purchase its Common Shares from time to time. Purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and, through the facilities of the NYSE American until February 2020, and then through the NYSE or alternative trading platforms in the United States of America. In February 2020, the Company’s Common Shares were de-listed from the NYSE American and listed for trading on the NYSE. Purchases made by the Company over the NYSE American, the NYSE or such alternative trading platforms were made in compliance with applicable United States securities laws. All purchases under the NCIB are made at the market price of the Common Shares at the time of acquisition and are funded by the Company’s working capital. Decisions regarding purchases are based on market conditions, share price, best use of available cash, and other factors. All Common Shares acquired by the Company are cancelled.

The Company is prohibited from making purchases of Common Shares under the NCIB while sales of Common Shares are being made under any ATM Program which the Company may have in effect.

Mineral Interests

The Company currently has 250 Streams and royalties, of which 39 of the underlying mines are producing. The Company has published its 2023 Asset Handbook (“Asset Handbook”), a copy of which is available on the Company’s website at www.sandstormgold.com. To the best of the Company’s knowledge, the information pertaining to the assets in the Asset Handbook are believed to be accurate as of January 9, 2023. The Asset Handbook does not form part of, nor is it incorporated by reference into this AIF.

Below is a description of certain of the Company’s key producing and other assets, as well as a discussion of significant transactions closed by the Company in 2022.

Aurizona Mine Royalties

Through a series of restructurings with respect to the Company’s former gold stream (“Aurizona Gold Stream”) on the Aurizona mine, located in Brazil (the “Aurizona Mine”), the Aurizona Gold Stream was terminated and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) with the now current owner of the project, Equinox Gold Corp. (“Equinox”). The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. The Greenfields NSR covers approximately 190,000 – 220,000 hectares of greenfields exploration ground (“Aurizona Greenfields”) held by Equinox and is a 2% net smelter return royalty. Equinox has the right to purchase one-half of the Greenfields NSR for $10.0 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona Mine and Aurizona Greenfields.

The Aurizona Mine is located in Maranhão State in northern Brazil and is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are many mineralized bodies on the Aurizona property but work to date has focused on the Piaba and Tatajuba deposits.

On July 2, 2019, Equinox announced that it had achieved commercial production at the Aurizona Mine effective July 1, 2019. On September 20, 2021, Equinox announced a positive NI 43-101 (as defined below in this AIF) Pre-Feasibility Study for an expansion to the Aurizona Mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s Aurizona Project NSR. This technical report was SEDAR filed by Equinox on November 4, 2021. The assessment outlines total production of 1.5 million ounces of gold over an eleven-year mine life.

Entrée Gold Stream

In February 2013 (as amended February 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (now known as Entrée Resources Ltd., “Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

•	5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);

•	8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);

•	4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and

•	6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below). The above-mentioned deposits are all located in the South Gobi Desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).

The amendment entered into in February 2016, reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. Please note that the metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million)

The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold-porphyry deposit, and the Heruga Deposit is a copper-gold-molybdenum deposit, which are both part of the Oyu Tolgoi mining complex and are being developed by the Government of Mongolia (which owns 34% of the project) and its 66% owner and project manager Rio Tinto plc (“Rio Tinto”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

On October 21, 2021, Entrée announced the completion of an updated NI 43-101 Technical Report on its interest in the Entrée/Oyu Tolgoi joint venture property, which report was SEDAR filed by Entrée on October 21, 2021. The updated report discusses a Feasibility Study based on Mineral Reserves attributable to the joint venture from the first lift of the Hugo North Extension copper-gold deposit and aligns Entrée’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Diavik Mine Diamond Royalty

In March 2015, the Company acquired a 1% gross proceeds royalty (“Diavik Royalty”) based on production from the Diavik diamond mine (“Diavik Mine”) in Lac de Gras, Northwest Territories, Canada, which is currently owned and operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Multi-Asset Stream with Yamana Gold Inc.

In October 2015, the Company entered into a series of agreements with Yamana Gold Inc. (“Yamana”) (the “Yamana Transaction”) on certain of its mining assets. For upfront consideration of $152.0 million in cash plus 15.0 million warrants of the Company (the “Yamana Warrants”), the Company has a silver stream (the “Silver Stream”) on the operating Cerro Moro gold-silver mine in Argentina (the “Cerro Moro Mine”), a copper stream (the “Copper Stream”) on the operating open pit copper-gold Chapada mine in Brazil (the “Chapada Mine”) and a potential gold stream on the project formerly known as the Agua Rica project in Argentina (now known as the “MARA Project”) at the Company’s sole option (the “Early Deposit Gold Stream”).

The Yamana Warrants had an exercise price of $3.50 and a term of five years that expired on October 27, 2020. The Yamana Warrants became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro Mine and were the subject of the Company’s Incentive Program (as defined below in this AIF) and were fully exercised in April 2020. See “General Development of the Business – Early Warrant Exercise Incentive Program” in this AIF for details.

The Yamana Transaction provided the Company with asset diversification on projects which are low cost and economically robust with significant exploration upside.

NOTE: On January 31, 2023, Yamana announced that its shareholders have voted in favour of the acquisition of Yamana by Pan American Silver Corp., following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited, all by way of a plan of arrangement under the Canada Business Corporations Act. This proposed transaction is expected to be completed during the first quarter of 2023, subject to approval by the Ontario Superior Court of Justice, approval from the Mexican Federal Economic Competition Commission and satisfaction or waiver of certain other closing conditions. The Company’s rights under its various agreements with Yamana will remain intact.

The Silver Stream – Cerro Moro Mine

In exchange for $70.0 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Mine equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces), until Yamana has delivered 7.0 million ounces of silver to the Company; then 9% of the silver produced thereafter, for the life of the mine. Based on the cumulative ounces of silver purchased to date, the Company’s current silver entitlement is 20%.

The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Mine contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

The Copper Stream – Chapada Mine

In exchange for $70.0 million, pursuant to the Copper Stream, the Company agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds), until the Chapada Mine has delivered 39.0 million pounds of copper to the Company (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, the Chapada Mine has delivered 50.0 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the Chapada Mine. Based on the cumulative pounds of copper purchased to date, the Company’s current copper entitlement is 4.2%.

The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Company was provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

NOTE: On July 5, 2019, Yamana announced that it had sold the Chapada Mine to Lundin Mining Corporation (TSX:LUN) (“Lundin Mining”). The Company’s rights under the Copper Stream remain intact.

The Chapada Mine has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. On October 10, 2019, Lundin Mining SEDAR filed an updated NI 43-101 Technical Report on the Chapada Mine which outlines production through 2050.

The Early Deposit Gold Stream

In exchange for $12.0 million, $4.0 million of which was paid in April 2016 (the “Advance Payment”), the Company entered into an Early Deposit Gold Stream agreement (which was subsequently amended on December 17, 2020) on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time of a construction decision for the Agua Rica Project, the Company may elect to make an additional advance payment equal to between $135.0 million and $225.0 million based on the following formula: $150,000 multiplied by the price of gold plus $7.5 million (the “Additional Advance Payment”). The payment of the Additional Advance Payment will occur proportionately throughout the construction period. If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

The Agua Rica Project is a large-scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

On March 7, 2019, Yamana, Glencore International AG and Goldcorp Inc. (which was acquired by Newmont Corporation (“Newmont”) in April 2019) announced the signing of an integration agreement pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the province of Catamarca, Argentina. On December 18, 2020, Yamana announced the completion of the integration of the Agua Rica Project with the Minera Alumbrera Limited plant and infrastructure and stated that, going forward the integrated project will be known as the MARA project and that Yamana, Glencore International AG and Newmont had created a new joint venture for the purpose of developing the project. On September 23, 2022,

Glencore International AG and Newmont announced that they have reached an agreement pursuant to which Glencore International AG will acquire Newmont’s 18.75% shareholding in the MARA project, following which Glencore International AG will own 43.75% of the project. Yamana will remain as the operator, owning 56.25% of the project. MARA has Proven and Probable Mineral Reserves of 5.4 million tonnes of copper and 7.4 million ounces of gold contained in 1.105 billion tonnes of ore with an initial mine life of 28 years.

Royalty Package from Teck Resources Limited

In January 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company.

Royalty counterparties include Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont, Kinross Gold Corporation (“Kinross”), New Gold Inc. and Imperial Metals Corporation. The Teck Royalty Package included the following key assets:

•

2.0% NSR royalty (“Hod Maden NSR Royalty”) on the high-grade, exploration-stage Hod Maden project (“Hod Maden Project”) located in Türkiye, owned by the Company’s former subsidiary Mariana Resources Limited (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company. When the Company sold its equity interest in the Hod Maden Project in August 2022 to Horizon Copper Corp. in exchange for, inter alia, the Hod Maden Gold Stream (as defined in this AIF), the Company maintained its Hod Maden NSR Royalty. Please see “General Development of the Business – Creation of Strategic Mining Partner – Spin-Out Transaction” for further details;

•

2.0% NSR royalty on the development-stage Hackett River project (“Hackett River”) in Nunavut, Canada owned by a subsidiary of Glencore plc (the 2.0% NSR royalty covers 7,141 hectares of the Hackett River property, including the licenses where the Mineral Resources have been defined) – this non-core asset was one of the royalties which the Company subsequently sold to Sandbox Royalties Corp. in June 2022 (see below under “Non-Core Royalty Asset Sale to Sandbox Royalties Corp.”);

•

1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40.0 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) located in the Maricunga gold district of Chile owned by Kinross. In November 2021, Kinross announced the results of a feasibility study at Lobo-Marte, which included a total life of mine production estimate of approximately 4.7 million gold ounces during a 16-year mine life. A positive development decision by Kinross would depend on a range of factors, including permitting and other potential opportunities in the region;

•	2.0% NSR royalty on the development-stage Ivrindi project in Türkiye owned by Tumad Madencilik Sanayi ve Ticaret A.S. The Ivrindi royalty began paying after 300,000 ounces were produced; and

•

$10/ounce production royalty bonus, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the Ağı Dağı/Kirazli projects in Türkiye owned by Alamos Gold Inc. and payable by Newmont upon commencement of commercial production.

Houndé Royalty

In January 2018, the Company acquired a 2% net smelter returns royalty (“Houndé Royalty”) on the producing Houndé gold mine located in Burkina Faso in West Africa (“Houndé Mine”). Sandstorm acquired the Houndé Royalty from Acacia Mining PLC (the previous owner of the Houndé Royalty) for $45.0 million in cash. The Houndé Royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. The Houndé Mine is 90% owned by Endeavour and 10% by the Government of Burkina Faso.

The Houndé Tenements include the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit. Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant.

Endeavour announced an updated inclusive Mineral Resource on November 12, 2020. On January 17, 2022, Endeavour announced Mineral Resource additions at Kari Centre-Gap-South and Vindaloo South.

Fruta del Norte Royalty

In January 2019, the Company acquired a 0.9% net smelter returns royalty (“Fruta del Norte Royalty”) on the precious metals produced from the Fruta del Norte gold project located in Ecuador (“Fruta del Norte Mine”) owned by Lundin Gold Inc. (“Lundin Gold”). Sandstorm acquired the Fruta del Norte Royalty from a private third party for $32.8 million in cash. The Fruta del Norte Royalty covers 644 square kilometres, including all 29 mining concessions held by Lundin Gold, and includes an additional one-kilometre area of interest around the property.

On February 20, 2020, Lundin Gold announced that it had achieved commercial production at the Fruta del Norte Mine. Lundin Gold’s Annual Information Form dated March 21, 2022, indicates that the Fruta del Norte Mine Probable Mineral Reserve contains an estimated 4.92 million ounces of gold in 17.6 million tonnes of ore with an average grade of 8.7 grams per tonne, as of December 31, 2021 (based on cut-off grade of 3.8 grams per tonne and 4.5 grams per tonne depending on mining method).

On November 21, 2022, Lundin Gold announced the results from its conversion drilling program at the Fruta del Norte Mine which confirmed the wide, consistent nature of mineralization throughout the southern sector and also generated new targets outside of the resource envelope for further work as part of their near mine program, which will support the completion of a Mineral Reserve and Mineral Resource update and subsequent NI 43-101 report, anticipated to be released by Lundin Gold in the first quarter of 2023. On January 9, 2023, Lundin Gold announced that gold production at the Fruta del Norte Mine for 2022 was 476,329 ounces (of which 314,694 was produced as concentrate and 161,635 as doré) based on an average throughput rate of 4,272 tonnes per day. The average head grade was 10.6 grams per tonne. Average mill recovery for the year was 89.5%.

Relief Canyon Gold Stream

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corporation (“Americas Gold”) which included a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, USA. (“Relief Canyon” or the “Relief Canyon Mine”), a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5-year period which began in April 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced (the “4% Stream”) from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR (the “Relief Canyon NSR”) on the area surrounding the Relief Canyon Mine.

Americas Gold may elect to reduce the 4.0% Stream and the Relief Canyon NSR on the Relief Canyon Mine by delivering 4,000 ounces of gold to Sandstorm Gold (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the Relief Canyon NSR will decrease to 1.0%.

The Relief Canyon Mine is a past producing open pit mine located in Nevada at the southern end of the Pershing Gold and Silver Trend. On January 11, 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine effective January 11, 2021, and that full ramp-up from the operation was targeted by mid-May 2021. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine heap leaching with continued efforts to resolve metallurgical challenges.

Vale Participating Royalties

On June 29, 2021, the Company announced that it had acquired a diverse package of participating royalties (“Vale Participating Royalties”) on several of Vale S.A.’s (“Vale”) assets located in Brazil for consideration of $109.1 million. During the third quarter of 2021, the Company made an additional $8.7 million investment in the Vale Participating Royalties on similar pro-rata terms. The Vale Participating Royalties are publicly traded on Brazil’s National Debenture System and are economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished.

These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,564 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.

Iron Ore

•	0.05% net sales royalty on iron ore sales from the Northern System; and

•	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System after a cumulative threshold of 1.7 billion tonnes of iron ore has been met.

Other

•	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Royalty payments are made on a semi-annual basis on March 31 and September 30 of each year reflecting sales in the preceding half calendar year period.

Northern System

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 million tonnes of iron ore. Production capacity was 206 million tonnes at the end of 2020. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016 respectively and both systems are expected to produce beyond the mid-2050s.

Southeastern System

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Participating Royalties.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

Vatukoula Gold Stream

On June 28, 2021, the Company entered into an agreement (the “Vatukoula Gold Stream”) to acquire a gold stream from Vatukoula Gold Mines PTE Limited (“VGML”) on the operating underground Vatukoula gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) in exchange for a $30 million upfront deposit. In December 2021, the Company closed this gold purchase agreement which entitles it to purchase 25,920 ounces of gold over an approximate 5.5-year period (the “Fixed Delivery Period”) and thereafter 2.55%-2.90% of the gold produced from the Vatukoula Mine for ongoing per ounce cash payments equal to 20% of the spot price of the gold. In addition to the Vatukoula Gold Stream, Sandstorm received an effective 0.45% net smelter return royalty on certain prospecting licenses, plus a five-kilometre area of interest.

In November 2022 and in consideration for $15.9 million, Sandstorm agreed to decrease the deliveries owed under the Vatukoula Gold Stream by approximately 45%. Accordingly, under the amended Vatukoula Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a 4.5-year period beginning in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from VGML’s underground gold mine for ongoing per ounce cash payments equal to 20% of the spot price of gold. In addition, to the Vatukoula Gold Stream, as amended, the Company holds an effective 0.21% net smelter return royalty on certain prospecting licenses plus a five-kilometre area of interest.

Beginning in January 2023, during the first year of the Fixed Delivery Period, Sandstorm will receive 1,320 ounces of gold, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period, following which Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.

Mercedes Gold Stream

On December 16, 2021, the Company entered into a $60 million financing package with Bear Creek Mining Corporation (“Bear Creek”) to facilitate Bear Creek’s acquisition of the producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”) from Equinox. The financing package included a $37.5 million gold stream on the Mercedes Mine (the “Mercedes Gold Stream”) and a $22.5 million convertible debenture (the “Bear Creek Debenture”), both of which were payable on closing which occurred in April 2022.

Under the terms of the Mercedes Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5-year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine for the remainder of the life-of-mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payments to Bear Creek equal to 7.5% of the spot price of gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of the gold. In addition, and as part of the Nomad Acquisition (as defined and discussed below in this AIF), the Company is entitled to receive, without any additional cash payment, 1,000 gold ounces quarterly through the third quarter of 2023.

The Bear Creek Debenture bears interest of 6% per annum and has a term of three years. Sandstorm has the right to convert the principal amount of the Bear Creek Debenture into common shares of Bear Creek, at any time prior to the maturity date, at a 35% premium, or as approved by the TSXV, to Bear Creek’s share price on closing of the transaction.

The Mercedes Gold Stream covers all 69,285 hectares of mineral concessions at Mercedes, plus a five-kilometre area of interest.

The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years.

Silver Stream on Mercedes

As part of the Nomad Acquisition described below, the Company also acquired a silver stream on Mercedes, entitling it to receive 75,000 silver ounces per quarter until 1.2 million silver ounces have been delivered, after which, the Company is entitled to receive 100% of the silver production from Mercedes until an additional 1.2 million silver ounces have been delivered, following which the Company’s entitlement decreases to 30%. The deliverables under this silver stream are subject to the Company making ongoing per ounce cash payments equal to 20% of the spot price of silver.

Non-Core Royalty Asset Sale to Sandbox Royalties Corp.

On June 28, 2022, each of the Company and Equinox closed their previously announced purchase and sale agreements with Sandbox Royalties Corp. (formerly known as Rosedale Resources Ltd.) (“Sandbox”) pursuant to which Sandbox acquired a portfolio of royalties from Equinox (for aggregate consideration of $28.4 million) and the Company (for aggregate consideration of $65 million). Under the terms of the purchase and sale agreement between the Company and Sandbox, the Company received total consideration of $65 million comprised of 34 million shares of Sandbox at a deemed price of C$0.70 per Sandbox share, a $15 million cash payment and a $31,436,000 10-year secured convertible promissory note. Non-core royalty assets sold by the Company to Sandbox included, inter alia, Hackett River, Prairie Creek, Vittangi, Mason and Converse. Post closing of this transaction, Sandbox is seeking a public listing of its common shares.

On closing of the Sandbox Transaction, Sandbox now holds a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Sandbox.

As a result of this transaction, the Company’s position in Sandbox, on a fully diluted basis, is greater than 20%. As at December 31, 2022, this position represents approximately 20.1% of the Sandbox common shares on a non-diluted basis. Each of Equinox and the Company have entered into an investor rights agreement with Sandbox providing for, among other things, customary anti-dilution provisions and board representation rights.

The Company and Equinox both hold significant equity positions in Sandbox, providing the opportunity to participate in and facilitate the future growth of Sandbox.

BaseCore Transaction

Pursuant to the terms of an Asset Purchase and Sale Agreement dated May 1, 2022 (the “BaseCore Asset Purchase Agreement”), on July 12, 2022, the Company closed its acquisition of nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore Metals LP for total consideration payable as to $425 million in cash and the issuance of an aggregate of 13,495,276 Common Shares to Glencore Plc and Ontario Teachers’ Pension Plan Board (each as to 6,747,638 Common Shares) (the “BaseCore Transaction”).

Concurrent with the BaseCore Transaction, Sandstorm partnered with Horizon Copper Corp. to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset. Please see below under the title “Creation of Strategic Mining Partner – Spin-off of Antamina NPI”, for details concerning this arrangement.

BaseCore is an entity that was equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan Board which held a high quality, long-life portfolio that includes ten royalty and stream assets, of which three are on currently producing assets.

The BaseCore Royalty Package includes, among other things, a 1.66% net profits interest on the Antamina copper/zinc mine (producing and located in Peru) (the “Antamina Mine”), a 1.0% stream on production from the CEZinc project (producing and located in Canada), a 2.0% net smelter return royalty on the Horne 5 gold project (a development stage project located in Canada), and a 0.5% NPI on the Highland Valley copper mine (producing and located in Canada). Royalty revenues from the BaseCore Royalty Package accrued to Sandstorm as of April 1, 2022.

The BaseCore Transaction was subject to regulatory approvals including the approval of the TSX for the listing of the Common Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature.

The BaseCore Transaction constituted a “significant acquisition” within the meaning of NI 51-102. The Company does not consider the BaseCore Transaction to meet the definition of an acquisition of a “business” under Canadian securities laws; however, for full and transparent disclosures and consistent with the information provided to Shareholders, the Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the BaseCore Transaction, which is available under the Company’s profile on SEDAR at www.sedar.com. The Business Acquisition Report is not incorporated by reference herein.

The following is additional information with respect to three of the assets acquired from BaseCore:

•

CEZinc Stream - a zinc stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030, or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is operated by Noranda Income Fund (“NIF”) and jointly owned by NIF and a wholly-owned subsidiary of Glencore Canada Corporation. On March 3, 2023, NIF announced that a final court order dated March 2, 2023, has been granted approving the acquisition of NIF by Glencore Canada Corporation by way of plan of arrangement.

•

Horne 5 Royalty - a 2.0% NSR royalty on the Horne 5 deposit located in Quebec, Canada, owned by Falco Resources Ltd. An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD$55 per tonne).

•

Highland Valley NPI - a 0.5% NPI on the Highland Valley copper operations (“HVC”) located in British Columbia, Canada and owned and operated by Teck. HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Copper production in 2022 is anticipated to be between 127,000 - 133,000 tonnes. Teck has guided for 2023 to 2025 copper production of 110,000 - 170,000 tonnes per year, with 2023 expected to be at the lower end of the range followed by increased production in 2024 and 2025. Teck continues to evaluate the Highland Valley copper project, which would extend the mine life to at least 2040, through an extension of the existing site infrastructure.

Blyvoor Gold Stream

As discussed below, pursuant to the Nomad Acquisition (as defined below in this AIF), the Company acquired certain producing assets, one of which is a Gold Stream (the “Blyvoor Gold Stream”) on Blyvoor Gold (Pty) Ltd.’s (“Blyvoor”) underground gold mine located on the Witwatersrand gold belt, South Africa (the “Blyvoor Mine”). Under the terms of the Blyvoor Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Blyvoor Gold Stream, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.

The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated NI 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life. The current processing plant has a capacity of 1,300 tonnes per day.

Caserones Royalty

As discussed below, pursuant to the Nomad Acquisition, the Company acquired certain producing assets, one of which is an effective 0.63% NSR royalty (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), owned and operated by SCM Minera Lumina Copper Chile SpA, which is indirectly owned by JX Nippon Mining & Metals Corporation.

The Caserones Mine has over five years of operational history. In 2020, the Caserones Mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum. This mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term.

Bonikro Gold Stream

As discussed below, pursuant to the Nomad Acquisition, the Company acquired certain producing assets, one of which is a Gold Stream (the “Bonikro Gold Stream”) on Allied Gold Corp.’s (“Allied”) Bonikro gold mine located mine located in Cotê d’Ivoire (the “Bonikro Mine”). Under the terms of the Bonikro Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the Bonikro Gold Stream, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.

The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d’Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.

Corporate Takeover of Nomad Royalty Company Ltd.

The Acquisition

On August 15, 2022, the Company acquired 100% of the issued and outstanding common shares (“Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) on the basis of 1.21 (the “Exchange Ratio”) Common Shares for each outstanding Nomad Share held on the effective date (the “Consideration”) of a court-ordered plan of arrangement completed in accordance with section 192 of the Canada Business Corporations Act (the “Nomad Acquisition”). In addition, pursuant to the Nomad Acquisition, (i) holders of stock options of Nomad received appropriately adjusted replacement options of Sandstorm to acquire Common Shares adjusted to reflect the Exchange Ratio; and (ii) the restricted share units, performance share units and deferred share units of Nomad were deemed to vest as of the effective time of the Arrangement (the “Effective Time”) and were transferred and disposed of by the holder thereof to Nomad and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such securities immediately prior to the Effective Time. The outstanding publicly traded and non-publicly traded warrants to acquire Nomad shares were adjusted in accordance with their terms.

Accordingly, pursuant to the Nomad Acquisition, the Company issued 74,382,930 Common Shares with a fair value of $454.1 million to Nomad shareholders which, along with stock options exchanged for an aggregate of 2,018,148 Sandstorm replacement options with a fair value of $2.8 million and transaction costs, resulted in total consideration to be $465.0 million for the purchase of Nomad.

Pursuant to the Nomad Acquisition, Nomad’s Shares were delisted from the TSX, NYSE and the Frankfurt Stock Exchange and its outstanding publicly listed warrants were also delisted from the TSX. Application was made for Nomad to cease to be a reporting issuer in all provinces of Canada and an application was also made for Nomad to terminate its reporting obligations in the United States of America.

As of December 31, 2022, 2,003,023 Common Shares were issuable on exercise of the outstanding Sandstorm replacement stock options and 242,000 Common Shares were issuable upon exercise of outstanding non-publicly traded Nomad warrants (“Nomad Warrants”).

In connection with the Nomad Acquisition, the Company entered into a Registration Rights Agreement dated August 15, 2022 (the “Registration Rights Agreement”), with former shareholders of Nomad that were electing affiliates under the arrangement, being, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively the “Orions”) pursuant to which the Orions have Demand Registration Rights (as defined in the Registration Rights Agreement) to require Sandstorm to register under the U.S. Securities Act, the offer and sale to the public of any Registrable Securities (as defined in the Registration Rights Agreement) held by the Orions under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus (as defined in the Registration Rights Agreement) under applicable Canadian Securities Laws and take such other steps as may be necessary to facilitate the distribution of all or any portion of the Registrable Securities held by such party, by giving written notice of such Demand Registration (as defined in the Registration Rights Agreement) to Sandstorm. Under no circumstances shall Sandstorm be obligated to effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by the Orions. This right is available to each of the Orions for a term beginning on the effective date of the Nomad Acquisition and ceasing on the earlier of the date the Orions and their affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Common Shares of Sandstorm, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm. A copy of the Registration Rights Agreement is posted on SEDAR at www.sedar.com and was also filed by the Company with the SEC and is available at www.sec.gov.

As a result of the completion of the Nomad Acquisition, Nomad became a wholly owned subsidiary of the Company and the assets and liabilities of Nomad have been combined with those of the Company.

Nomad was formerly a publicly traded gold and silver stream and royalty company that purchased rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 20 royalty, stream and other interests, of which seven are on currently producing mines.

The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the Nomad Acquisition, which is available under the Company’s profile on SEDAR at www.sedar.com. The Business Acquisition Report is not incorporated by reference herein.

Related Property Payments Subsequent to Closing of the Nomad Acquisition

Platreef Gold Stream

On September 12, 2022, the Company made a payment of $56.25 million to Ivanplats (Pty) Ltd. (“Ivanplats”) pursuant to a gold purchase agreement dated December 7, 2021, between Ivanplats and

Nomad (the “Platreef Gold Stream”) with respect to the Platreef project located in South Africa (“Platreef”) which is majority owned and operated by Ivanhoe Mines Ltd. and under which Sandstorm is entitled to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Platreef Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization.

The Platreef Gold Stream was assumed by the Company following the completion of the aforementioned Nomad Acquisition. The $56.25 million payment constituted the remainder of the $75 million up-front cash deposit required to be paid to Ivanplats pursuant to the Platreef Gold Stream, following the payment of the initial $18.75 million cash deposit by Nomad to Ivanplats on December 16, 2021.

Greenstone Gold Stream

On October 28, 2021, Nomad entered into a gold purchase agreement with OMF Fund II (SC) Ltd., an affiliate of the Orions, with respect to its interest in Greenstone Gold Mines LP, which is the owner of the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Gold Stream”). This project is jointly owned by Equinox (60%) and Orion Mine Finance (40%). Under the terms of the Greenstone Gold Stream, Sandstorm is entitled to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an on-going per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.

Pursuant to the Greenstone Gold Stream, Nomad is required to provide up-front cash deposits totaling $95 million. On December 14, 2021, Nomad advanced the first deposit of $13.3 million. The second deposit was conditional upon satisfaction of certain conditions precedent prior to June 30, 2023. The obligations of Nomad under the Greenstone Gold Stream were assumed by the Company following the completion of the Nomad Acquisition and on September 15, 2022, the Company received a notice from OMF Fund II (Sc) Ltd. directing the Company to pay the remaining $81.7 million of the up-front cash deposit. Upon the satisfaction of certain conditions precedent, the Company advanced this second deposit of $81.7 million in October 2022, which constituted the remaining up-front cash deposit required to be paid under this agreement.

Listing on the New York Stock Exchange

On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE. The Company’s existing trading symbol remained “SAND”.

Early Warrant Exercise Incentive Program

On March 2, 2020, the Company announced an early warrant exercise incentive program (the “Incentive Program”) for its 15 million outstanding and unlisted share purchase warrants having an exercise price of $3.50 (“Exercise Price”) and expiring on October 27, 2020 (the “Warrants”). The Warrants were issued in connection with the Company’s acquisition of certain silver, copper and gold streams from Yamana in 2015. The Incentive Program was designed to encourage the early exercise of the Warrants during an early exercise period which commenced on April 16, 2020, and terminated on April 27, 2020 (the “Incentive Period”). The Company incentivized the early exercise of the Warrants by offering a reduction in the Exercise Price from $3.50 to $3.35 to holders of the Warrants (the “Warrantholders”) who exercise the Warrants during the Incentive Period. The Directors approved the terms of the Incentive Program and the submission of the program to shareholders of the Company for their approval at the Company’s shareholder meeting held on April 15, 2020. The Incentive Program was subject to the receipt of all required regulatory approvals and consents, including approval by a simple majority of the “disinterested shareholders” (being those shareholders who did not own Warrants) and the TSX. None of the Directors or other insiders of the Company held any of these Warrants. The TSX and the shareholders approved the Incentive Program, all of the Warrantholders exercised their Warrants during the Incentive Period, and the Company received gross proceeds of $50.25 million.

Sustainability Report

In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021 (“Sustainability Report”). A copy of the Sustainability Report is available on the Company’s website at www.sandstormgold.com. The Sustainability Report does not form part of, nor is it incorporated by reference into this AIF.

Dividend Declarations

On December 15, 2021, the Company declared its inaugural cash dividend (“Inaugural Dividend”) in the amount of C$0.02 per Common Share for the fourth quarter of 2021, to shareholders of record on January 18, 2022, which was paid in cash on January 28, 2022.

Subsequently, a quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2022 to shareholders of record of the Common Shares on each of April 19, 2022 (paid on April 29, 2022), July 19, 2022 (paid on July 29, 2022), October 18, 2022 (paid on October 28, 2022) and January 17, 2023 (paid on January 27, 2023).

The total dividends paid out by the Company during 2022 was C$0.08 per Common Share for an aggregate of C$17.76 million.

The Company also paid an equivalent cash dividend to the holders of its outstanding restricted share rights as of each dividend record date.

The Inaugural Dividend and each of the subsequent dividends as detailed above qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors (“Board” or “Board of Directors”). The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.

Creation of Strategic Mining Partner

Spin-Out Transaction

On August 31, 2022, the Company completed a transaction (the “Spin-Out Transaction”) with Horizon Copper Corp. (formerly known as Royalty North Partners Ltd.) (“Horizon”). Pursuant to the Spin-Out Transaction, Horizon acquired:

•

the Company’s 30% equity interest in the Hod Maden Project (as previously defined in this AIF) through the acquisition of a wholly-owned subsidiary of Sandstorm that indirectly held the Company’s interest in the Hod Maden Project;

•

the Company’s 55% operating interest in a non-core project known as the Peninsula project located in Michigan, USA, through the acquisition of a wholly-owned subsidiary of Sandstorm that indirectly held the Company’s interest in the Peninsula project;

•	$10 million in cash; and

•

a promissory note of a wholly-owned subsidiary of Horizon (“Horizon Subco”), in the principal amount of C$43.2 million that was previously held by the Company pursuant to the Company’s sale of 49,672,515 common shares of Entrée (as previously defined in this AIF) held by the Company, representing an approximately 25.2% equity interest in Entrée, to Horizon Subco, which transaction was completed on May 31, 2022.

In exchange, the Company received:

•	25,475,487 common shares of Horizon (the “Horizon Shares”), resulting in the Company holding an approximately 34% equity interest in Horizon; and

•

a $95 million secured convertible promissory note of Horizon in favour of the Company, which is convertible up to a maximum of 34% of the common shares of Horizon after giving effect to the conversion on a non-diluted basis (the “Term Loan”).

Concurrently with the foregoing consideration, the Company and Horizon entered into a gold purchase agreement (the “Hod Maden Gold Stream”), pursuant to which, in exchange for a $200 million advance payment, the Company will receive 20% of all gold produced from the Hod Maden Project (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, the Company will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

In connection with the completion of the Spin-Out Transaction, the Company and Horizon also entered into an investor rights agreement which provides for, among other things, a right and first refusal in favour of the Company in respect of certain financing transactions and participation and top-up rights in respect of certain equity issuances in order to maintain its pro rata equity ownership percentage in Horizon so long as the Company holds at least a 30% equity interest in Horizon.

In addition to the Term Loan, the Company has also agreed to make available certain additional funds to Horizon subject to certain conditions, up to a maximum of $150 million (together with the Term Loan, the “Horizon Loans”). The Horizon Loans will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Loans is August 31, 2032, and are convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon).

As a result of the Spin-Out Transaction, Horizon acquired the ownership interest previously held by the Company in the Hod Maden Project, and the Company received the Hod Maden Gold Stream and retained its Hod Maden NSR Royalty. The Hod Maden Gold Stream on the Hod Maden Project is not considered to be a material mineral project to Sandstorm for the purposes of NI 43-101.

The Hod Maden Project is a high-grade copper-gold development project located in the Artvin Province, northeastern Türkiye. On July 20, 2022, Horizon filed an updated NI 43-101 Technical Report and feasibility study on SEDAR for the Hod Maden Project. The feasibility study considers an underground mine with a processing rate of 800,000 tonnes per annum. The base case has a mine life of 13 years, with average recovery expected to be 85% for gold and 93% for copper.

Spin-off of Antamina NPI

On July 22, 2022, the Company also entered into a definitive agreement with Horizon (the “Antamina NPI Sale Agreement”), pursuant to which Horizon has agreed to acquire a 1.66% net profits interest (the “Antamina NPI”) on the Antamina Mine (as previously defined in this AIF) which the Company acquired from BaseCore pursuant to the BaseCore Transaction (as described above in this AIF), through the acquisition of 1359212, a wholly-owned subsidiary of Sandstorm that holds the Company’s interest in the Antamina NPI (pursuant to an assignment agreement entered into between BaseCore and 1359212 dated July 12, 2022) (the “Antamina NPI Sale”).

The Antamina NPI is calculated based on free cash flow at Compañía Minera Antamina S.A. The calculation includes net proceeds from all sales less all site costs, offsite costs, capital expenditures, all incoming and mining taxes and environmental costs, third-party financing inflows and outflows, third party interest, and working capital changes. The holder of the Antamina NPI cannot be called upon to contribute cash to the operation.

In exchange for the Antamina NPI, the Company will receive:

•	a royalty with payments equal to approximately one-third of the total Antamina NPI, after deducting the Antamina Stream (as defined herein) servicing commitments (the “Residual Antamina Royalty”);

•

a payment in cash (the “Antamina NPI Sale Cash Consideration”), which will comprise of: (i) $50 million, or (ii) such lower amount (subject to a minimum of $20 million) that is equal to the gross proceeds of a concurrent financing to be completed by Horizon, as Sandstorm may agree to in writing in its sole discretion, which is to be funded from the proceeds of such concurrent financing;

•

a secured promissory note in an initial principal amount equal to the Antamina NPI Sale Note Principal Amount (as defined herein) made by Horizon in favour of the Company (the “Antamina NPI Sale Note”); and

•

a number of Horizon Shares in order to maintain the Company’s approximately 34% equity interest in Horizon, following the completion of the concurrent financing referred to above (the “Antamina NPI Sale Consideration Share Amount”).

Concurrently with the foregoing consideration, the Company and Horizon will enter into a silver purchase agreement (the “Antamina Silver Stream”), pursuant to which, in exchange for a $86 million advance payment, Horizon will agree to deliver Sandstorm refined silver equal to 1.66% of all silver production from the Antamina Mine.

Pursuant to the terms of the Antamina NPI Sale Note, the initial principal amount (the “Antamina NPI Sale Note Principal Amount”) of the Antamina NPI Sale Note will be calculated as follows: $361 million (as adjusted from time to time under the terms of the Antamina NPI Sale Agreement), being the total deemed consideration payable by Horizon to the Company, less (i) the amount of the Antamina NPI Sale Cash Consideration, (ii) an amount attributed to the Antamina NPI Sale Consideration Share Amount; (iii) $94 million, representing the amount attributed to the Residual Antamina Royalty under the Antamina NPI Sale Agreement; and (iv) $86 million, representing the amount attributed to the Antamina Silver Stream. The Antamina NPI Sale Note will bear interest at a rate of 3% per annum and have a term of ten years. It will be convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon).

The shareholders of Horizon approved the Antamina NPI Sale at a meeting held on August 29, 2022, and closing will be subject to Horizon completing its concurrent financing and obtaining all regulatory approvals, which is expected to occur in the first half of 2023.

The Company currently holds the Antamina NPI, and upon completion of the Antamina NPI Sale, will hold the Antamina Silver Stream and the Residual Antamina Royalty. The Antamina NPI on the Antamina Mine is currently considered to be a material mineral project to the Company for the purposes of NI 43-101. For further details regarding the Antamina Mine, see “Technical Information – Antamina Mine, Peru” below.

Nolan Watson is the Chief Executive Officer and a Director of the Company. He is also a director and the Chairman of Horizon. Mr. Watson abstained from voting with respect to the approval of the spin-off transactions with Horizon by the Company’s Board of Directors and by the Board of Directors of Horizon.

Upon closing of the Spin-Out Transaction, Erfan Kazemi, the Company’s Chief Financial Officer, was appointed as an additional director of Horizon and as its President and Chief Executive Officer.

Certain of the Company’s Directors and officers and/or their associates currently own common shares and/or warrants of Horizon. Each of these persons are independent of Horizon (with the exception of Mr. Watson and Mr. Kazemi) and each currently hold less than 1% of the outstanding common shares of Horizon, except for Messrs. Watson and Kazemi who each currently hold less than 3% of the outstanding common shares of Horizon.

DESCRIPTION OF THE BUSINESS

Sandstorm is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Streams” or “Gold Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s gold, silver or other commodity production for the operating life of the asset. Sandstorm is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

Sandstorm Gold currently has a portfolio of 250 Streams, NSRs and other royalty agreements and interests of which 39 of the underlying mines are producing. These gold and other interests currently owned by the Company are collectively referred to herein as the “Mining Operations”.

The following tables summarize the attributable gold equivalent ounces sold and the respective revenue received by the Company from each of its producing interests for the year ended December 31, 2022, with comparables for the year ended December 31, 2021:

For the Year ended December 31, 2022

Property	Product	Attributable Gold Equivalent Ounces Sold (1)	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests (1)

Antamina Mine (2)	various	2,492	4,269	4,269

Aurizona Mine	gold	3,860	6,925	6,925

Blyvoor	gold	1,502	2,589	2,589

Bonikro	gold	3,033	5,243	5,243

Caserones	copper	1,022	2,615	2,615

Chapada Mine	copper	8,777	16,016	16,016

Diavik Mine	diamonds	4,513	8,206	8,206

Fruta del Norte Mine	gold	3,625	6,546	6,546

Houndé Mine	gold	3,226	5,815	5,815

Mercedes (3)	various	8,563	14,934	14,934

Relief Canyon Mine	gold	6,046	10,891	10,891

Vale Royalties	iron ore	4,287	7,813	7,813

Vatukoula	gold	2,455	4,503	4,503

Yamana silver stream	silver	15,365	27,804	27,804

Other (4)	various	13,610	24,563	24,563

Total		82,376	148,732	148,732

(1)	This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
(2)	Royalty revenue from the Antamina Mine consists of $2.9 million from copper, $0.2 million from silver and $1.2 million from other base metals.
(3)	Revenue from Mercedes consists of $12.4 million from gold and $2.5 million from silver.
(4)	Includes revenue from gold of $17.7 million, other base metals of $5.6 million and copper of $1.3 million.

For the Year ended December 31, 2021

Property	Product	Attributable Gold Equivalent Ounces Sold (1)	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests (1)

Aurizona Mine	gold	5,506	9,844	9,844

Chapada Mine	copper	8,465	15,118	15,118

Diavik Mine	diamonds	4,268	7,647	7,647

Fruta del Norte Mine	gold	3,562	6,367	6,367

Houndé Mine	gold	2,127	3,803	3,803

Relief Canyon Mine	gold	5,879	10,499	10,499

Vale Royalties	iron ore	5,740	4,398	10,285 (3)

Yamana silver stream	silver	14,245	25,460	25,460

Other (2)	various	17,756	31,724	31,724

Total		67,548	114,860	120,747

(1)	This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
(2)

Includes revenue from gold of $25.7 million, other base metals of $3.3 million and copper of $2.7 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

(3)	Includes fair value gains of $5.9 million recognized within net income relating to the gain on revaluation of Vale Royalties financial instrument.

Further information regarding purchase and other agreements entered into by the Company in respect of its significant Streams, NSRs and other royalties can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm competes with other companies to identify suitable Streams and royalty opportunities. The ability of the Company to acquire additional Streams and royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar Streams and royalty agreements. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold, silver and copper pursuant to the Streams described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 27 employees. No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines outside of Canada located in Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Türkiye, Sweden, Australia and Fiji. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Social, Environmental and Other Key Policies

In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021. A copy of the Sustainability Report is available on the Company’s website at www.sandstormgold.com. The Sustainability Report does not form part of, nor is it incorporated by reference into this AIF.

The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).

Indirect Exposure Overview

Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Sandstorm’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of Streams, NSRs and other royalty agreements and interests of which 39 of the underlying mines are producing. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio, indicating a clear diversification benefit to Sandstorm’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.

The Company does not control or influence the operations of any of the properties over which it has a Stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once a Sandstorm investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.

Sandstorm drives shareholder value by realizing long-term investment opportunities in mining assets. Often Sandstorm’s royalties outlive the operators of the asset, so Sandstorm considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term investment. Sandstorm’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to an investment. While Sandstorm has no control over a project or the various ESG risks associated with a mine, Sandstorm recognizes that a good investment is a mine that will function safely, successfully, and with multi-generational support of local communities and government.

The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, Sandstorm benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, government policy and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company determines if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors. After making an investment, where appropriate, the Company monitors the ESG performance of its counterparties on an ongoing basis. Sandstorm’s Stream and royalty agreements typically include the following types of provisions for ongoing due diligence and to reduce exposure to ESG risks: audit and inspection rights, reporting obligations, transfer restrictions and security. In addition, Sandstorm manages ESG risks arising from current Streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the Company’s partners. The Company closely monitors and relies on public disclosures of its operators.

Sandstorm endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

Direct Exposure Overview

The Company has policies and programs in place to manage ESG risk factors that are directly related to the Company. These policies and programs are regularly reviewed by the Company’s internal Corporate Social Responsibility (“CSR”) Committee, which reports directly to the CEO and CFO. The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement.

The Company seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.

Sandstorm reported under the Task Force on Climate-Related Financial Disclosures for the first time for 2021, as discussed below in the section entitled “Task Force on Climate-Related Financial Disclosures”.

The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 29 full-time employees split between the Vancouver head office and a smaller Toronto office. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada. The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization.

The Company is an office-based company and occupies approximately one-half of one floor in the Vancouver office building. With its relatively small workforce, the Company’s impact on the environment is extremely limited. Sandstorm does not have any Scope 1 emission activities or sources within the Company’s operational control to report. Within the office, the Company has a robust composting and recycling program that is utilized by all employees.

Regardless of the size and nature of Sandstorm’s operations, the Company believes it is important to report on Sandstorm’s annual emissions output in the spirit of transparency and working towards a more sustainable future. Sandstorm has been reporting its Scope 2 and relevant Scope 3 emissions in line with the Greenhouse Gas (“GHG”) Protocol through the CDP (formerly known as the Carbon Disclosure Project) Climate Change Questionnaire since 2019. As a summary, for 2021, Sandstorm’s Scope 2 GHG was 28.2 metric tonnes CO2e, and Scope 3 GHG was 107.5 metric tonnes CO2e. In respect of the Scope 2 data, all of the Company’s consumed energy comes from Vancouver’s energy grid, and more than 90% of Sandstorm’s generated and electricity is sourced from hydropower. All of Sandstorm’s water withdrawal comes from municipal water supplies, which come from three local reservoirs. No water is sourced from regions with High or Extremely High Baseline Water Stress. Information in respect of the total Scope 3 emissions includes activity data from flight, car and bus travel records for the Company’s employee’ business travel.

As per the Sustainability Report, Sandstorm strives to reduce its direct greenhouse gas emissions and has set a target to be carbon neutral by the year 2035.

Industry Ranking and Memberships

Sandstorm is continuously graded on its ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.

MSCI – MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. Sandstorm has a MSCI rating of “AA”.

Sustainalytics - Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish between five levels of risk: negligible, low, medium, high and severe. Sandstorm’s current ESG risk rating by Sustainalytics is “Low Risk”. Sustainalytics has rated Sandstorm as the third highest achiever (i.e., lowest risk) out of 126 in the “precious metals industry” (2022) and second highest achiever (i.e., lowest risk) out of 99 in the “subindustry category - gold” (2022).

World Gold Council – Sandstorm is a member of the World Gold Council, a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, Sandstorm has agreed to endorse these principles and ensure that the Company’s due diligence process reflects these commitments. Sandstorm’s existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity, land use and mine closure; and water, energy, and climate change.

UN Global Compact – The UN Global Compact aims to mobilize a global movement of sustainable companies and stakeholders by aligning their strategies and operations with the UN Global Compact’s ten principles on human rights, labour, environment and anti-corruption. To further demonstrate the Company’s commitment to incorporate the spirit of these ten principles into the Company’s corporate strategies, policies and procedures, Sandstorm joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten principles and to take actions that support broader UN goals.

A more fulsome discussion on these and related matters can be found in the Sustainability Report which is available on the Company’s website at www.sandstormgold.com. The Sustainability Report does not form part of, nor is it incorporated by reference into this AIF.

Sandstorm’s Policies and Committees

HEALTH & SAFETY - The Company has a Health and Safety Policy in place which provides a guiding framework for ensuring a safe workplace for its employees. The aim of the policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Notwithstanding, the Company’s team travels extensively to visit mining operations to conduct due diligence and scheduled audits. The Company’s Health & Safety Policy necessitates compliance with applicable legal and regulatory health and safety requirements of the jurisdictions in which the Company operates and sets out standards for a safe work environment, including a workplace free from injuries and from violence and harassment. Sandstorm’s health and safety performance is reviewed annually by the CEO. Sandstorm has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations.

WORKPLACE BULLYING & HARASSMENT – The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has established a Workplace Bullying and Harassment Policy and a set of reporting/investigation procedures for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

DIVERSITY – The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes, for example, diversity of gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability.

The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. Sandstorm has set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024.

COMPENSATION AND BENEFITS - The Company offers comprehensive compensation and benefits packages and broad-based professional development and training opportunities for its employees. Sandstorm Gold provides a fair living wage to all employees. All Company employees receive a base salary and are considered for incentive bonus compensation annually, at the Board’s discretion. Stock-based compensation, extended health benefits, dental benefits and health and wellness benefits are also provided to all staff. Professional development and training opportunities that are relevant to an employee’s role are encouraged and are reimbursed by the Company. Sandstorm Gold also encourages its employees to volunteer and support charitable causes. A charitable donation matching program has been instituted for all employees.

CODE OF BUSINESS CONDUCT & ETHICS - The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) to document the principles of conduct and ethics to be followed by its employees, officers and Directors. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code’s purpose is to: (i ) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that Sandstorm files with, or submits to, the securities regulators and in other public communications made by Sandstorm; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of this Code; (vi) promote accountability for adherence to this Code; (vii) provide guidance to employees, officers, and directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster Sandstorm’s culture of honesty and accountability. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. In 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining Sandstorm’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions. There have been no human rights allegations related to Sandstorm in the history of the Company. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to the Company’s recent Form 40-F and is available at www.sec.gov. The Company also has in place a corresponding Code of Business Conduct and Ethics (Consultants).

ANTI-CORRUPTION - The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity.

WHISTLEBLOWER - The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis to the Audit Committee. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. The Audit Committee is required to review and investigate each complaint and, if necessary, take appropriate corrective action.

COMMUNICATIONS AND CORPORATE DISCLOSURE - The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner.

STOCK TRADING - The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction.

STOCK OWNERSHIP - The Company’s Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s shareholders. In this regard, the Company has adopted a Stock Ownership Guidelines Policy, which provides guidelines for minimum stock ownership.

CLAWBACK POLICY - The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING - The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY – The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

ENVIRONMENTAL AND SUSTAINABILITY POLICY – The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.

AUDIT COMMITTEE - The primary function of the Company’s Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders. The Audit Committee also oversees the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, governance best practices. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance Sandstorm’s performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors.

COMPENSATION COMMITTEE - The Company’s Compensation Committee has been established by the Board of Directors to assist the Board with ensuring that the Company has a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The terms of reference for each of the Corporate Governance & Nominating Committee and the Compensation Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.sandstormgold.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule A.

Task Force on Climate-Related Financial Disclosures Discussion

Sandstorm recognizes the importance of continuing actions to reduce climate change. In addition to reporting its progress on GHG and climate change in its Sustainability Report, Sandstorm also discloses through CDP. 2022 (for the 2021 year) marked the first year that Sandstorm aligned its sustainability reporting with the recommendations of the Task Force on Climate-Related Financial Disclosures. Some of the discussion items covered on this topic in the Company’s most recent sustainability reporting are covered above and accordingly, are generally not repeated under this section. Kindly also refer to the section below in this AIF under “Risk Factors” entitled “Task Force on Climate-Related Financial Disclosures Risks”.

●	Governance around Climate-Related Risks and Opportunities

The Board and relevant subcommittees, provide oversight on the Company’s approach to climate change, and to Sandstorm’s overall ESG risks. This includes considerations of climate-related opportunities and risks affecting the Company’s business. The following Board Committees have oversight of ESG and climate-related opportunities, risks, and disclosures:

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Corporate Governance & Nominating Committee - works with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues; reviews the adequacy of the Company’s ESG practices and policies and recommends any changes to the Board; and approves the adoption of any ESG-related standards or initiatives. Where applicable, this committee also engages with the Company’s stakeholders in respect of ESG issues.

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Audit Committee - oversees the Company’s risk management. This includes a review of the Company’s key risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or mitigated by reviewing management’s assessment of the significant risks and exposures impacting the Company.

The Board and Audit Committee regularly meet with senior management to determine the Company’s strategy with respect to its risks and exposures. Management last provided an update to the Board on ESG-related risks and strategies, including climate-related strategies, in the summer of 2022.

The Board, and relevant subcommittees, oversee senior management, who are responsible for the execution of ESG and climate-related opportunities and for the management of ESG and climate-related risks. The CEO is responsible for the leadership on ESG and climate-related matters, and the Company’s internal VP, Financial Planning & Analysis has executive responsibility over such matters. ESG strategy, and managing climate-related risks, is considered where applicable, in each of the Company’s departments, with specific consideration by the Company’s technical team when undergoing due diligence of new opportunities, as further discussed in the Sustainability Report. Sandstorm’s senior executives regularly attend Board meetings, and provide updates on royalty acquisition opportunities, which include, where applicable, ESG and climate-related considerations. Where materially adverse ESG or climate-related considerations arise during the due diligence process, management and/or the Board may decide not to proceed with a royalty or stream opportunity. Over the past several years, Sandstorm has rejected potential transactions on the basis of ESG concerns.

●	Strategy - actual and potential impacts of climate-related risks and opportunities on Sandstorm’s business, strategy, and financial planning

As previously mentioned, Sandstorm operates in an office environment, the Company’s direct environmental impact and carbon footprint is small. Due to the nature of its business, Sandstorm is not directly exposed to the majority of climate-related risks that mining operators face. However, the Company recognizes that climate-related risks are material for its mining stream partners, and in some situations, can pass through to the Company. Specifically, this can occur where climate-related incidents or developments adversely impact either the production at an operation, and therefore, the royalty payments received by the Company and/or the reputation of the Company’s partner, which can have impacts on the Company for having invested in them. To manage Sandstorm’s risks, the Company screens for significant risks through its due diligence process before making an investment with a partner. The Company’s due diligence process helps it assess risks and opportunities from climate change on its investments, where applicable. While Sandstorm has determined that climate-related issues are not likely to have a significant impact on the Company’s revenues in the short term, the Company recognizes that climate-related risks could materialize in the medium to long-term. Sandstorm undertook a scenario analysis in 2022 to consider long term risks and opportunities associated with climate change to strengthen its strategy and financial planning process. The results of this analysis are intended to be included in the Company’s next Sustainability Report.

●	Climate Risks

When evaluating new royalty opportunities, Sandstorm employs multiple due diligence methods, which assists in determining climate risks ranging from both short-term to long-term. Sandstorm enters into agreements with mining partners that cover the life of the mines, often with royalties outliving the operators of an asset. Accordingly, Sandstorm defines its time horizons in climate change risk management the following way: Short Term - under 5 years; Medium Term - 5-10 years; LongTerm greater than 10 years.

The due diligence process is undertaken by Sandstorm’s management team, using a multi-disciplinary approach when evaluating potential transactions. As mentioned above, the due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, Sandstorm endeavors to invest in projects with a relatively low ESG, and climate-related, risk. Where appropriate, the due diligence process will utilize the expertise of third-party consultants. During the due diligence process, climate risks and opportunities may be identified, including potential impacts to the investment related to physical and transition climate change risks.

●	Risk Mitigation through Diversified Portfolio

As noted above, Sandstorm has over 250 royalty and stream agreements, therefore its exposure to climate-related risks is partially mitigated by this diversification. In 2022, the Company’s revenue was made up from 39 producing partners, located in countries throughout the world. This helps mitigate both operator-specific risks, as well as localized climate-related risks. The Company’s due diligence process is focused on identifying high-quality mine operators that share the Company’s values in responsible mining. While the majority of the Company’s revenue is generated through precious metals, including gold and silver, it also receives revenues from various commodity types produced in multiple jurisdictions, which helps mitigate risks impacting broader regions and markets.

To ensure that the Company is partnering with high quality partners, Sandstorm has set the goal to have a percentage of its assets align with sustainability and climate related reporting standards and frameworks by the year 2025. As outlined in the Company’s most recent Sustainability Report, at that time, 82% of the Company’s producing partners were reporting under a sustainability reporting standard and 59% of the Company’s producing partners were reporting under a climate related reporting standard.

●	Climate Opportunities

The mining industry supplies commodities to sectors that are essential for the transition to a low carbon economy. Sandstorm believes that it is well positioned to participate in climate-related opportunities in connection with this transition. There are climate-related opportunities within the Company’s portfolio (copper and silver), that the Company expects will continue to be available to the Company throughout the short, medium and long-term. For example:

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Copper is the best nonprecious metal conductor of heat and electricity and is already used in low carbon technologies such as wind, solar power, nuclear power, and electrical vehicles. Therefore, it will play an important role in the decarbonization of the planet. The Company expects in the future there will be significant opportunities for the Company to finance copper operations with the Company’s recently announced strategic mining partner, Horizon, which will have a focus on copper projects. Sandstorm and Horizon may partner together in the future, whereby Sandstorm may purchase a stream on the precious metals by-products from copper project acquisitions made by Horizon;

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Silver has proven to be invaluable across numerous applications and is essential in the production of both solar panels and electrical vehicles. Silver is also used in electronics, alloying, chemical catalysts, and photographic film. Due to its numerous uses, it will play a key role in transitioning from fossil fuels. Sandstorm will continue to look for opportunities to allocate capital into the silver space.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Streams, royalties and other metals interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit and financial markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, the uncertainty surrounding global supply chain and the critical measures implemented by governments globally related to the recent spread of diseases have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile.

In addition, global markets have recently experienced increased rates of inflation. This has caused rising fuel, energy, and transportation costs and variable demand, all of which may impact the economic viability of a mine and commodity prices. In addition, general inflationary pressures may also affect the labor, commodity, and other input costs at operations. Accordingly, inflation itself, as well as certain governmental efforts to combat inflation (for example, recent increased interest rates from previous historical lows), may have significant negative effects on any economy in which the Company conducts business and thus may adversely affect the Company’s business.

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there appears to be risk remaining in the system as evidenced by the recent failure in 2023 of a couple of banks in the United States. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.

These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, Europe and other industrialized or developing countries, or disruption in key sectors of the economy, may adversely affect the Company’s business and that of its mining partners. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations, including by the COVID-19 Pandemic, whether those effects are Local, Nationwide or Global

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impact on global commerce has been far-reaching. There has been stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including (in 2020) the temporary suspension of mining activities and mine development, and the global movement of people and some goods has been restricted. There is ongoing uncertainty surrounding COVID-19 and its variants and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including currently, the novel COVID-19 pandemic as discussed above. A significant new outbreak or continued outbreaks of COVID-19, its variants and other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other commodities produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of the Mining Operations.

Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations or may sell or relinquish Mining Operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.

The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.

Royalty/Stream and Other Interests may not be Honoured by Operators of a Project

Royalty, Stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of such interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely against the Company, may have a material and adverse effect on the Company’s profitability, results of operations, financial condition, and the trading price of the Company’s securities.

There May be Unknown Defects in the Asset Portfolio

A defect in a royalty, Stream, or other interest and/or the underlying contract may arise to defeat or impair the claim of the Company to such royalty, Stream or other interest. Unknown defects in the royalty, Stream or other assets of the Company may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

If ESG information provided to the Company by third parties (before and/or after entering into a transaction) contained or contains material inaccuracies or omissions, the Company’s conclusions in this regard may be inaccurate. Furthermore, some of the Mining Operations acquired by the Company through the takeover of other companies or in the normal course of business may not have undergone the Company’s typical ESG risk assessment procedures.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Streams and royalties from third party natural resource companies or third-party individuals. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Streams and NSR and royalty or other agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and royalty or other agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

In particular, the price of the Common Shares and the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Streams or royalties. As the Credit Facility is secured against certain of the Company’s assets, to the extent that the Company defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Common Shares and the Company’s financial results.

In addition, the termination of one or more of the Company’s Stream, royalty or other interests could have a material adverse effect on the results of operations or financial condition of the Company.

Joint Operations Risks

On August 31, 2022, the Company completed the Spin-Out Transaction (as hereinbefore defined in this AIF) and disposed of its 30% equity interest in the Hod Maden Project to Horizon in exchange for, inter alia, the Hod Maden Gold Stream (as hereinbefore defined in this AIF). For further information with respect to the Spin-Out Transaction, please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner – Spin-Out Transaction”.

The remaining interest in the Hod Maden Project is held by Lidya, as a joint operation, of which neither Horizon nor the Company is the operator and Horizon’s interest in the Hod Maden Project is subject to the risks normally associated with the conduct of joint ventures or joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Horizon’s profitability or the viability of its interests held through the joint arrangement, which, by virtue of the Hod Maden Gold Stream, could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: disagreements between Horizon and the partner on how to develop and operate the Hod Maden Project efficiently; inability to exert influence over certain strategic decisions made in respect of the Hod Maden Project; inability of Horizon’s operating partner to meet its obligations to the joint operation or third parties; and litigation regarding joint operation matters. The success of any joint operation will be dependent on the operator for the timing of activities related to the Hod Maden Project and Horizon will be largely unable to direct or control the activities of the operator. Horizon is subject to the decisions made by the operator in the operation of the Hod Maden Project and will rely on the operator for accurate information about the Hod Maden Project. Neither Horizon nor the Company can provide any assurance that all decisions of the operator will achieve the expected goals.

In addition, Türkiye may become subject to sanctions, which sanctions may adversely impact Horizon’s interest (and thus the Company’s interest through its Hod Maden Gold Stream) in the Hod Maden Project or may have adverse consequences to Horizon and/or the Company in seeking equity or debt financing.

Natural Disasters Risk

The Company has Streams and royalties in various jurisdictions which may be disproportionately affected by severe weather events and climate issues and the Company is therefore subject to potential risks and hazards associated with natural phenomena. In particular, ground movements or deteriorating ground conditions, natural weathering, extraordinary weather or earthquake events may result in structural instability or overflow, damage to tangible assets such as buildings and equipment, as well as human capital, all of which could require that activities be suspended or altered. In addition, natural disasters may deteriorate production capacity. Project planning decisions, project design and construction methods for projects in countries prone to such natural disasters should take into account the level of hazard. However, the occurrence of any of these events could result in a prolonged interruption of Mining Operations, affect the profitability of Mining Operations, lead to a loss of licences and damage community relations, which could potentially have a material adverse impact on the Company’s future cash flows, earnings, financial condition and results of operations.

In particular, the Hod Maden Project is located in Türkiye.

Taxes Risk

The Company has subsidiary companies in certain offshore jurisdictions which own the rights to certain NSR royalties in those jurisdictions. In addition, in the future, the Company may create subsidiary companies in other jurisdictions in the world which may, in turn, own rights to certain Streams and royalties.

The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Türkiye, Guernsey, Mexico, Brazil, Peru or any of the countries in which the Mining Operations are located or to which shipments of gold or other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties of impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management of the Company at the end of each reporting period and adjusted, as necessary, on a prospective basis.

The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are, therefore, subject to Canadian tax.

No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws, rules or regulations will not be changed, interpreted or applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Streams or royalties less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Streams and royalty agreements.

The Company’s prior years’ Canadian tax returns may be subject to audit by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favourably.

Indebtedness Risk

The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the Company’s business, financial condition and results of operations and the trading price of the Common Shares.

As at December 31, 2022, the Company was in compliance with its covenants and there was a balance drawn on or outstanding under the Credit Facility of $497.5 million. As of the date of this AIF, the balance drawn on or outstanding under the Credit Facility is $476 million.

Credit and Liquidity Risks

The Company’s credit risks are limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risks of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company’s cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risks, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to counterparties’ credit risks. In particular, the Company’s convertible debentures due from Horizon, Bear Creek and Sandbox are subject to their respective credit risks, the Company’s ability to realize on its security and the net proceeds available under that security.

The Company is exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving Credit Facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents.

As at December 31, 2022, the Company held shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2022 of $129.9 million. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares.

The factors discussed above and elsewhere in this AIF may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Also, if these risks materialize, the Company’s operations could be adversely impacted, and the trading price of the Common Shares could be adversely affected.

No Control Over Underlying Investments and Securities

With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2022, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Interest Rate Risk

The Company is exposed to interest rate risk on its bank debt and its investments in debentures subject to floating interest rates. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the year ended December 31, 2022, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $2.4 million and would not have a material impact on the fair value of the Company’s investments in debentures.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.

In the event that the prevailing market price of the Metals is at or below the price at which the Company can purchase such commodities pursuant to the terms of its agreements associated with these Metals interests, the Company will not generate positive cash flow or earnings on those agreements. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects and the Company might not be able to recover its initial investment in these Streams and royalties.

Furthermore, the price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stock held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Competition

The Company competes with other companies for Streams, royalties and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Streams, royalties or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Streams, royalties or similar transactions. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Streams, royalties and similar transactions in the future.

Ability to Pay Dividends is Dependent on the Financial Condition of the Company

Payment of dividends is at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s future earnings, cash flows, acquisition capital requirements, other anticipated cash needs and financial condition, and other relevant factors, including several financial and non-financial covenants under the Company’s Credit Facility.

Although the Company paid its Inaugural Dividend in January 2022 (for the fourth quarter 2021) as well as a dividend for each of its four quarters for 2022, and it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, there can be no assurance that the Company will be in a position to declare future dividends due to the occurrence of one or more of the risks described herein.

Equity Price Risk

As noted above under Credit and Liquidity Risk, as at December 31, 2022, the Company held shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2022 of $129.9 million. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares.

As at December 31, 2022, the Company also held shares of Sandbox with a fair value of $18.6 million and shares of Horizon with a fair value of $10.7 million, which are classified as an investment in associate and accounted for using the equity method.

In addition, the Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices and the volatility in global markets as a result of expectations of inflation and global events, including COVID-19 and the conflict between Russia and Ukraine.

Based on the Company’s investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.

Conflicts of Interest

Certain of the Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such Directors and officers to be in a position of conflict. Any decision made by any of such Directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Directors is required to declare and refrain from voting on any matter in which such Directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm may issue additional securities to finance future activities, including through public offerings, private placements or “at-the-market” distributions. Sandstorm cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and Sandstorm may experience dilution in its earnings per share.

Evolving Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, the International Accounting Standards Board and the

Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form.

Despite the changes required by the current environment, there have been no changes in the Company’s internal controls during the year ended December 31, 2022, that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Audit Committee is updated on an annual basis, or as needed, for all information security activity.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.

LIBOR Phase Out

Certain of the Company’s contracts, other arrangements, or financing terms may rely in some fashion on the London Inter-Bank Offered Rate (“LIBOR”). LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charged one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that LIBOR was to be phased out and that following the end of 2021 only certain tenors of USD LIBOR will be available for loans issued prior to December 31, 2021. LIBOR is being replaced in many instances by new risk-free overnight interest rate benchmarks. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. The FCA has confirmed it will permit the use of synthetic Sterling and Yen LIBOR rates in all legacy LIBOR contracts, other than cleared derivatives, that have not been changed at or ahead of December 31, 2021.

Any potential effects of the transition away from LIBOR on the Company can be difficult to ascertain, and they may vary depending on whether, how, and when industry participants develop and adopt new reference rates. For example, an investment previously made by the Company may involve a contract that does not contain language that contemplates the discontinuation of LIBOR, and, as a result, that particular investment could experience increased volatility or illiquidity because of the transition process. In addition, interest rate provisions included in contracts or other arrangements previously entered into by the Company may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a change in the cost of borrowing for the Company. Any such effect of the transition away from LIBOR, as well as other unforeseen effects, could have a negative impact on the Company’s operations.

Adoption of the Secured Overnight Financing Rate

The terms of the Company’s Credit Facility have transitioned from LIBOR and now utilize the Secured Overnight Financing Rate (“SOFR”). “SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, sinkholes pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly, there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, the Company expects that this will result in increased costs at some of the Mining Operations.

The physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

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sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets;

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extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production;

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resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the Mining Operations and their profitability.

As stated above, Sandstorm recognizes the importance of continuing actions to reduce climate change and strives to reduce its own direct greenhouse gas emissions and has set a target to be carbon neutral by the year 2035.

Please refer to the section above in this AIF entitled “Task Force on Climate-Related Financial Disclosures Discussion” for further information on these topics.

Climate-Related Financial Disclosure Risks

The table below outlines the physical and transition risks related to climate change that could impact the operations of Sandstorm’s partners and the Company’s results, many of which are considered throughout the due diligence process and through ongoing monitoring:

Category of Risk	Description of Risk and Potential Financial Impact for our Partners	Potential Financial impact for the Company

ACUTE PHYSICAL RISKS	Extreme weather events caused by global warming, such as droughts, floods, hurricanes, etc. These events may lead to production delays and/or cessation of operations.	Short term delay of revenues, with potential longer-term elimination of revenues if operations ceased.

CHRONIC PHYSICAL RISKS

Gradual shifts in weather conditions could lead to water scarcity, shifts in rainfall patterns, rising sea levels, etc. These shifts may lead to recurring production delays, cessations of operations and/or increased operating costs to adapt to climate changes. These results may lead to mines being abandoned or placed into care and maintenance if adaptation costs erode anticipated profitability.

Longer-term and potentially recurring delays of revenues, long term impact to asset value including impairment.

POLICY & LEGAL RISKS

Policy & legal changes in a jurisdiction that seeks to promote adaptation to climate change and/or constrain the activities of operators and operations that contribute to adverse effects of climate change. These legislative and legal changes may require extensive capital expenditures by Sandstorm’s partners to accommodate or conform to such changes, which may lead to projects being abandoned or placed into care and maintenance if such mandatory expenditures erode anticipated profitability.

Potential impairment of assets, delays of revenues, and additional expenses to legal experts to ensure meeting legislative requirements.

REPUTATIONAL RISKS	Changing public perceptions of Sandstorm’s partner’s climate-related activities and their contributions to or detractions from the transition to a low carbon economy. This may affect access to capital which may lead to projects changing hands or being temporarily or permanently abandoned.	Delays of revenues, and impairment of assets.

MARKET RISKS

Shifts in supply and demand for certain commodities based on their real or perceived impact on the climate. Reductions in commodity prices may impact Sandstorm’s partner’s revenues and, in severe cases, render a project uneconomic, causing projects to be abandoned or placed into care and maintenance until commodity prices recover.

Delays of revenue and lack of opportunities for future growth. Potential impairment of assets.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving and becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There is no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of the Company’s operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties, and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the mines, the Company’s reputation and could adversely affect the Company’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the Company expects that increased government regulation will result in increased costs at some of the Mining Operations if the current regulatory trend continues. All of the Company’s mining interests are exposed to climate–related risks through the operations at the mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the mines and there can be no assurances that the Mining Operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate the mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed. The risks of expropriation, cancellation or dispute of licenses could also result in substantial costs, losses, and liabilities in the future.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining

Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for Mineral Resources and Mineral Reserves presented in this AIF, including for the Antamina Mine, the Company’s sole material project, as derived from the Antamina Report (as hereinafter defined in this AIF) and the information disclosed in the Teck AIF (as hereinafter defined in this AIF) are estimates only and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated.

Mineral Reserve and Mineral Resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated Mineral Reserves and/or Mineral Resources. For example, Mining Operations may base their estimates of Mineral Reserves and/or Mineral Resources on commodity prices that may be higher than spot prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, government regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection, by political and economic stability and by a social license to operate in a particular jurisdiction. Any of these factors may require operators of Mining Operations to reduce their Mineral Reserves and/or Mineral Resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable Mineral Reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their Mineral Reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected encumbrances or defects or government actions. If any claim or challenge is made regarding title, the mining companies may be subject to monetary claims or be unable to develop or operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

International Interests

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Cote D’Ivoire, Ethiopia, Guyana, French Guiana, Türkiye, Sweden, Fiji and Australia and as such, the operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism (including narcoterrorism), international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, the escalation of international conflicts such as the current invasion of Ukraine by Russia and the response by the international community consisting of a variety of sanctions on Russia and the related withdrawal of products and services, expropriation or nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time-to-time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation without fair compensation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye, or if sanctions are imposed on Türkiye or Lidya and its related entities, may adversely affect the Company’s exposure to the project and the Hod Maden Gold Stream.

The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency and loss of any rights to the Serra Pelada Mine.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

Estimated Mineral Reserves and Mineral Resources set forth in this AIF have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended, on May 10, 2014 (the “CIM Definition Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Presentation of Mineral Reserve and Mineral Resource Estimates

This AIF (and documents incorporated by reference herein) have been prepared in accordance with Canadian standards for the reporting of Mineral Resource and Mineral Reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources,”, “Indicated Mineral Resources,” “Measured Mineral Resources” and “Mineral Resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Reserve and Mineral Resource information contained in this AIF and any documents incorporated by reference herein and therein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Antamina Mine, which is the Company’s sole MATERIAL Stream/royalty agreement or other interest, adjusted to reflect the Company’s percentage entitlement to silver, copper, zinc and molybdenum produced from such project, as of December 31, 2022.

The disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Antamina Mine is based on:

(a)

the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” dated January 31, 2011, and having an effective date of January 1, 2011 (the “Antamina Report”), which technical report was prepared for Compañía Minera Antamina S.A., the Peruvian company that owns and operates the project and which report was filed under Teck’s SEDAR profile on March 22, 2011; and

(b)

information that has been disclosed by Teck, which was sourced from Teck’s annual information form dated February 21, 2023, for the year ended December 31, 2022 (the “Teck AIF”) and filed on Teck’s SEDAR profile on February 21, 2023.

None of this information has been independently verified by the Company. Specifically, as a royalty holder, Sandstorm has no access to the Antamina Mine. Sandstorm is dependent on publicly available information to prepare disclosure pertaining to the Antamina Mine and generally has no ability to independently verify such information. Although Sandstorm does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Information contained in this AIF with respect to the Antamina Mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Please also see “Interests of Experts” in this AIF.

The Company currently holds the Antamina NPI, and upon completion of the Antamina NPI Sale, will hold the Antamina Silver Stream. The Antamina NPI on the Antamina Mine is currently considered to be a material mineral project to the Company for the purposes of NI 43-101. Please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner—Spin-off of Antamina NPI”, for details concerning these transactions.

The below tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

ATTRIBUTABLE PROVEN AND PROBABLE MINERAL RESERVES

Property	PROVEN		PROBABLE		PROVEN & PROBABLE

	Tonnage (000s)	Grade (grams per tonne)	Tonnage (000s)	Grade (grams per tonne)	Tonnage (000s)	Grade (grams per tonne)	Recoverable Metal (3) (ounces –000s)

SILVER:

Antamina Mine	155,400	8.6	126,800	11.2	282,200	9.8	1,232.8

TOTAL CONTAINED SILVER:							1,232.8

Property	PROVEN		PROBABLE		PROVEN & PROBABLE

	Tonnage (000s)	Grade (%)	Tonnage (000s)	Grade (%)	Tonnage (000s)	Grade (%)	Recoverable Metal (3) (000 t)

COPPER:

Antamina Mine	155,400	0.90	126,800	0.99	282,200	0.94	39.8

TOTAL CONTAINED COPPER:							39.8

ZINC:

Antamina Mine	40,700	1.9	53,000	1.9	93,800	1.9	25.1

TOTAL CONTAINED ZINC:							25.1

MOLYBDENUM:

Antamina Mine	114,700	0.036	73,700	0.034	188,400	0.035	0.73

TOTAL CONTAINED MOLYBDENUM:							0.73

ATTRIBUTABLE MEASURED, INDICATED & INFERRED MINERAL RESOURCES

Property	MEASURED		INDICATED		INFERRED		SANDSTORM INTEREST (%)
	Tonnage (000s)	Grade (grams per tonne)	Tonnage (000s)	Grade (grams per tonne)	Tonnage (000s)	Grade (grams per tonne)

SILVER:

Antamina Mine	125,800	11.6	480,600	12.0	1,244,800	11.5	1.66

Property	MEASURED		INDICATED		INFERRED		SANDSTORM INTEREST (%)
	Tonnage (000s)	Grade (%)	Tonnage (000s)	Grade (%)	Tonnage (000s)	Grade (%)

COPPER:

Antamina Mine	125,800	0.72	480,600	0.86	1,244,800	1.02	1.66

ZINC:

Antamina Mine	37,800	1.50	160,100	1.70	390,100	1.50	1.66

MOLYBDENUM:

Antamina Mine	87,900	0.018	320,600	0.024	854,600	0.022	1.66

NOTES:

Antamina Mine

(1)	All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and NI 43-101.
(2)

Recoverable metal refers to the amount of metal contained in concentrate. For the purposes of the above Mineral Reserves tables, recoverable metal was re-calculated by the Company on a 100% basis (utilizing the figures disclosed in the Teck AIF for Teck’s 22.5% share of the recoverable metal at the Antamina Mine) and then re-calculated again and presented above on the basis of the Company’s 1.66% NPI interest.

(3)	g/t = grams per tonne.
(4)	Open pit Mineral Reserve estimates were prepared assuming long-term metal prices of $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.
(5)

Open pit and underground Mineral Resource estimates were prepared assuming long-term metal prices of $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.

(6)

Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices and vary by year in an effort to maximize the net present value of the pit.

(7)	Totals may not add up due to rounding.
(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(9)	Mineral Resources are reported separately from, and DO NOT include, that portion of the Mineral Resources classified as Mineral Reserves.

59

(10)	For complete Mineral Reserve and Mineral Resource details calculated on a 100% basis, please refer to the tables below in the section entitled “Antamina Mine, Peru”.
(11)	The Antamina Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2022.
(12)

The QP for the scientific and technical information regarding the Antamina Mine contained in this document, including the review and approval of the Attributable Mineral Reserves and Mineral Resources as detailed above, is Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm.

The Company’s interest in the Antamina Mine is considered to be the sole material mineral property to the Company.

Antamina Mine, Peru

The following description of the Antamina Mine is based on the Antamina Report and the information disclosed in the Teck AIF. Teck is a reporting issuer in certain jurisdictions of Canada and the Antamina Report and Teck AIF are available under Teck’s profile on SEDAR.

Information contained in this AIF with respect to the Antamina Mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm has approved the disclosure of scientific and technical information in respect of the Antamina Mine in this AIF.

Project Description, Location and Access

The Antamina Mine is jointly owned by BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.

The Antamina property consists of numerous mining concessions covering an area of approximately 105,000 hectares and an area of approximately 15,716 hectares of surface rights. These concessions can be held indefinitely, contingent upon the payment of annual license fees and the provision of minimum annual investment or production from each mining concession. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights-of-way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. The Antamina Mine lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antamina Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The Antamina Mine is an open-pit, truck-and-shovel operation. The ore is crushed within the pit and conveyed through a 2.7-kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302-kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

Access to the mine site is via an access road maintained by CMA. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. Highway 14 connects to the Pan American highway with the city of Huaraz via Peruvian National Highway 3N. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina site ambient air temperatures range from an hourly maximum of 15.3°C to an hourly minimum of minus 0.1°C and the rainfall averages 1,870 milometres per year. These conditions are appropriate to conduct mining operation through the year. Occasional interruptions in the mining activities may be due to strong lightning storms.

History

Early History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The first recorded owner and operator at Antamina was Leopold Pflucker in 1850. He built a small copper and lead smelter at Juproc using coal from nearby outcrops. The Italian naturalist Antonio Raymondi visited the area in November 1860 and found the smelter to be producing lead ingots of 35 kilograms containing 20 to 25 ounces of silver.

In 1903 Vicente Lezameta mined at Antamina and produced copper matte at a grade of 32%. Mining was stopped and then resumed in 1912 to 1914 with an unsuccessful attempt to leach copper.

With the start of the World War I in 1914, there was a search for new copper deposits and several geologists visited Antamina, including E. Diez Canseco, D. J. McLaughlin, J. L. Gilden, and A. H. Means.

In 1925 A. H. Means visited Antamina for Northern Perú Copper and recommended a diamond drill program. Eight holes (totaling 780 metres) were drilled looking for a porphyry copper deposit and Northern Perú Copper dropped the property after failing to obtain favorable results.

Cerro de Pasco 1952 –1971

The Cerro de Pasco Corporation was the first company to carry out exploratory work of any magnitude. Its work was confined to the steep slopes on the East side of the deposit where the topography allowed easy underground access by means of audits, at several levels.

Some 32 diamond drill holes totaling 3,200 metres, were completed, 18 from surface and 14 from underground. In addition, Cerro drifted and crosscut 4,300 metres within the eastern zone and drove raises totaling 220 metres in the heart of the zone. The objective was to prove up a high-grade copper deposit and to this end; Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes.

On October 30, 1970, all of the mining assets owned by Cerro were transferred to the Government of Perú.

Minero Perú and Geomin 1971 –1981

Following expropriation, 2,200 hectares of mining rights were passed to Minero Perú, the mining administration agency of the Government of Perú, which in 1974 formed the Empresa Minera Especial (“EME”) in partnership with the Government of Romania mining agency called Geomin.

EME carried out a careful and methodical program of work on the property culminating in a full feasibility study. The caliber of the work done is high and although much of it required updating, the resulting database provided a firm base to build on.

EME completed a series of full feasibility studies of Antamina based on the proven and probable reserves determined from the drilling and underground sampling. The studies included full engineering appraisals of all aspects, including open pit design, mine equipment selection, concentrator design, all surface facilities, local social impact, geotechnical studies, marketing and economic analysis, et cetera. Bench and pilot plant metallurgical work was done in the period 1975 to 1978 in Romania.

Several studies were completed at different mining rates. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years. EME update the initial study in 1978, 1979 and 1982. Lower rates of production were addressed from 2,500 to 5,000 tonnes per day, with the objective of limiting the capital investment.

1981 – Present Day

Due to its failure to finance the project, EME was disbanded in the 1981-82 period. In the ensuing years, Minero Perú continued its studies to the extent that there were over 100 reports on the project.

In 1992, Minero Perú used the above studies as a basis for an attempt to market Antamina and produced an Investment Compendium that was not widely circulated, and the sales effort failed.

Then as socio-economic conditions improved under President Fujimori, the Antamina Mine property was transferred to Centromin and became part of its sale package in 1993.

In 1995 and 1996 Rio Algom Limited and Inmet Mining Corporation, both of Canada, conducted extensive reviews of the project culminating in the formation of a partnership to bid on Antamina and the subsequent successful bid in early 1996. Shortly afterward Rio Algom and Inmet formed CMA as a 50:50 owned company.

In 1998 Inmet sold its interest in CMA to two other Canadian companies and CMA was restructured under an ownership of 37.5% Rio Algom, 37.5% Noranda Inc., and 25% Teck Corporation. In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of 33.75% Rio Algom, 33.75% Noranda, 22.50% Teck, and 10% Mitsubishi.

In 2000, Billiton Plc of Great Britain bought 100% of Rio Algom Limited thereby effectively becoming one of the partners. In 2001 BHP Limited merged with Billiton PLC forming BHP Billiton Group. Teck Corporation and Cominco Limited merged in 2001 forming Teck Cominco Limited (now Teck Resources Ltd.). In 2005 Noranda Inc. amalgamated with Falconbridge Limited with the resulting company called Falconbridge Limited. In November 2006 Xstrata acquired Falconbridge Limited and became one of the owners.

Geological Setting, Mineralization and Deposit Types

The Antamina Mine polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation and has a southwest-northeast strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Exploration Drilling

In 2022, the drilling program consisted of 44 directional drillholes totalling 17,563 metres and 18 traditional drillholes totalling 8,129 metres. The total program consisted of approximately 25,692 metres completed within the Antamina pit. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.

Mineral Resource and Mineral Reserve Estimates

The Mineral Reserves and Mineral Resources for the Antamina deposit as of December 31, 2022, are as follows (on 100% basis):

Mineral Reserves

MINERAL RESERVES as at December 31, 2022

	Proven		Probable		Total		Recoverable Metal (000 t)(3)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)

COPPER

Copper only ore OP	114,700	0.90	73,700	0.98	188,400	0.93	1,644	1.66

Copper-zinc ore OP	40,700	0.90	53,000	0.99	93,800	0.95	756	1.66

TOTAL:	155,400	0.90	126,800	0.99	282,200	0.94	2,400	1.66

MOLYBDENUM

Copper only ore OP	114,700	0.036	73,700	0.034	188,400	0.035	44	1.66

ZINC

Copper-zinc ore OP	40,700	1.9	53,000	1.9	93,800	1.9	1,511	1.66

MINERAL RESERVES as at December 31, 2022

	Proven		Probable		Total		Recoverable Metal (000 oz)(3)	Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)

SILVER

Copper only ore OP	114,700	7.0	73,700	8.4	188,400	7.5	37,733	1.66

Copper-zinc ore OP	40,700	13.2	53,000	15.0	93,800	14.2	36,533	1.66

TOTAL:	155,400	8.6	126,800	11.2	282,200	9.8	74,266	1.66

Mineral Resources

MINERAL RESOURCES as at December 31, 2022

	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)

COPPER

Copper only ore OP	87,900	0.71	320,600	0.79	603,500	0.85	1.66

Copper-zinc ore OP	37,800	0.74	160,100	0.99	224,500	1.08	1.66

Copper only ore UG					251,200	1.28	1.66

Copper-zinc ore UG					165,600	1.14	1.66

TOTAL:	125,800	0.72	480,600	0.86	1,244,800	1.02	1.66

MOLYBDENUM

Copper only ore OP	87,900	0.018	320,600	0.024	603,500	0.024	1.66

Copper only ore UG					251,200	0.018	1.66

TOTAL:	87,900	0.018	320,600	0.024	854,600	0.022	1.66

ZINC

Copper-zinc ore OP	37,800	1.5	160,100	1.7	224,500	1.5	1.66

Copper only ore UG					165,600	1.4	1.66

TOTAL:	37,800	1.5	160,100	1.7	390,100	1.5	1.66

MINERAL RESOURCES as at December 31, 2022

	Measured		Indicated		Inferred		Sandstorm Interest (%)
	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)	Tonnes (000’s)	Grade (g/t)(4)

SILVER

Copper only ore OP	87,900	7.7	320,600	8.8	603,500	8.2	1.66

Copper-zinc ore OP	37,800	20.8	160,100	18.5	224,500	16.3	1.66

Copper only ore UG					251,200	12.1	1.66

Copper-zinc ore UG					165,600	16.1	1.66

TOTAL:	125,800	11.6	480,600	12.0	1,244,800	11.5	1.66

NOTES TO THE ABOVE MINERAL RESERVES AND MINERAL RESOURCES TABLES:

(1)	All Mineral Reserves and Mineral Resources conform to NI 43-101 and CIM definitions for same.
(2)	Mineral Reserves and Mineral Resources are mine and property totals and are not limited to interests attributable to Teck or Sandstorm.
(3)

Recoverable metal refers to the amount of metal contained in concentrate. For the purposes of the above Mineral Reserves and Mineral Resources tables, recoverable metal has been re-calculated by the Company on a 100% basis (utilizing the figures disclosed in the Teck AIF for Teck’s 22.5% share of the recoverable metal at the Antamina Mine).

(4)	g/t = grams per tonne.
(5)	Open pit Mineral Reserve estimates were prepared assuming long-term metal prices of $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.
(6)

Open pit and underground Mineral Resource estimates were prepared assuming long-term metal prices of $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.

(7)

Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices and vary by year in an effort to maximize the net present value of the pit.

(8)

Mineral Reserves are tailings capacity constrained and the decrease of 53 million tonnes compared to 2021 is primarily due to depletion from planned mining operations. Mineral Resources reported for 2022 are virtually unchanged from 2021.

(9)	Totals may not add up due to rounding.
(10)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(11)	Mineral Resources are reported separately from, and DO NOT include, that portion of the Mineral Resources classified as Mineral Reserves.

Teck states in the Teck AIF that, except as expressly described elsewhere in their AIF, there are no known environmental, permitting, legal, title, taxation, socio-political, marketing or other issues that are currently expected to materially affect the stated Mineral Reserves or Mineral Resources. They also state in the Teck AIF that they face risks from the fact that, at the Antamina Mine, they are a minority partner and certain major decisions may be made without their consent, meaning they may not have control over a number of factors, including, timing and amount of capital and operating expenditures, operation and production decisions, risk management and other operational practices.

Mining Operations

The Antamina Mine is a large open pit mining operation using standard mining equipment and methods. Drilling is done with large rotary drills and blasting uses bulk explosives. Electric cable shovels and haul trucks do the principal material movement mining in 15 metres benches.

Waste is hauled to final deposition on large waste dumps in areas outside the ultimate pit. Ore is either delivered directly to the Primary Crusher (located south of the pit in the Antamina valley) or to a stockpile for later feeding to the crusher. The long-term operational strategy is currently based on the use of a variable cut-off grade over time to improve the Net Present Value of the project. As a consequence of this strategy, large ore stockpiles are created and then reclaimed through the life of the operation. This strategy is reviewed annually.

Processing and Recovery Operations

The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on the ore hardness. A 302-kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading into vessels for shipment to smelters and refineries worldwide.

Production

On a 100% basis, Antamina’s copper production in 2022 was 454,800 tonnes, compared to 445,300 tonnes in 2021. Zinc production was 433,000 tonnes in 2022, a decrease from 462,200 tonnes of production in 2021. Differences in copper and zinc production from 2021 were the result of variations in ore feed and specifically a lower portion of copper-zinc ores in 2022. In 2022, molybdenum production was 6.9 million pounds as compared to 4.9 million pounds in 2021.

CMA has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

Taxation

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.

Mine Life

Based on currently permitted tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions. Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate. In 2022, CMA submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

Capital and Operating Costs

The 2023 projected capital costs for the Antamina Mine (shown on a 100% basis calculated from Teck’s attributable 22.5% share as disclosed in the Teck AIF) are approximately $1,066 million. The major components of the 2023 projected capital costs are:

Component	Approximate projected cost ($ million)

Sustaining	533

Growth	89

Capital Stripping	444

TOTAL:	1,066

The 2023 projected cash operating costs for the Antamina Mine (shown on a 100% basis calculated from Teck’s attributable 22.5% share as disclosed in the Teck AIF) are approximately $1,111 million. The major components of the 2023 projected cash operating costs are:

Component	Approximate projected cost ($ million)

Labour	578

Supplies	533

Energy	355

Other (including general & administrative, inventory changes)	89

Less amounts associated with projected capitalized stripping	(444)

TOTAL:	1,111

The 2023 projected cash operating costs presented above did not include transportation or royalties.

DIVIDENDS

On December 15, 2021, the Company declared its Inaugural Dividend in the amount of C$0.02 per Common Share for the fourth quarter of 2021, to shareholders of record on January 18, 2022. The Inaugural Dividend was paid on January 28, 2022.

A quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2022 to holders of record of the Common Shares on each of April 19, 2022 (paid on April 29, 2022), July 19, 2022 (paid on July 29, 2022), October 18, 2022 (paid on October 28, 2022) and January 17, 2023 (paid on January 27, 2023). The total dividends paid out by the Company during 2022 was $0.08 per Common Share.

The Inaugural Dividend and each of the subsequent dividends as detailed above have qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of December 31, 2022, 298,843,661 Common shares were issued and outstanding. As of March 22, 2023, 298,888,827 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Publicly Traded

As of December 31, 2022, and as of the date hereof, the Company had no publicly traded warrants outstanding.

Non-Publicly Traded

As of December 31, 2022, and as of the date hereof, 242,000 Common Shares were issuable upon exercise of outstanding non-publicly traded Nomad Warrants.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL”. On February 21, 2020, the Common Shares were uplisted from the NYSE American to the NYSE under the Company’s existing trading symbol “SAND”.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2022	8.23	7.04	4,751,702
February 2022	9.28	7.39	5,523,406
March 2022	10.86	9.08	8,299,835
April 2022	11.61	9.54	7,868,764
May 2022	9.40	7.61	10,214,039
June 2022	8.90	7.64	5,715,930
July 2022	8.01	6.87	4,132,450
August 2022	8.24	7.21	6,819,576
September 2022	8.83	6.77	9,898,173
October 2022	7.51	6.29	7,471,035
November 2022	7.32	6.34	10,616,237
December 2022	7.49	6.76	6,058,780

The price of the Common Shares as quoted by the TSX at the close of business on December 30, 2022 (being the last trading day in 2022), was C$7.12 and on March 22, 2023, was C$7.70.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person, during the preceding five years, who is a Director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) (2) (3) British Columbia, Canada	Director since June 2009	Executive Chairman of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

David E. De Witt (1) (2) (3) British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Andrew T. Swarthout (1) (2) Arizona, United States	Director since March 2009	Director of Bear Creek Mining Corporation.

Mary L. Little (2) (3) Colorado, United States	Director since June 2014	Independent consultant.

Vera Kobalia British Columbia, Canada	Director since June 2018	Government Advisor.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance & Nominating Committee.
(3)	Member of the Compensation Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office, or he/she becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s Directors and executive officers are disclosed in the brief biographies set forth below.

Nolan Watson – President , Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014, when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company, Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board of Directors and management in achieving success for the Company in its industry.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board of Directors and management in enhancing the Company’s Gold Stream and royalty portfolio.

John P.A. Budreski – Director. Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. Mr. Budreski has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

David E. De Witt – Director and Chairman of the Board. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board of Directors. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.

Andrew T. Swarthout – Director. Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout has been a director of Pucara Gold Ltd. since June 9, 2020. Mr. Swarthout was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board of Directors and management.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd., on April 1, 2016, she became a director of Tinka Resources Ltd. and on May 14, 2018, she became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.) Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and is currently appointed to the SEG Council. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under NI 43-101. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

Vera Kobalia – Director. Ms. Kobalia is the founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia, and the United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia is an AsiaGlobal Fellow at the University of

Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); and a member of the Economic Development Advisory Committee for the City of New Westminster, British Columbia. Ms. Kobalia is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology. In 2019, Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners. The award highlights the achievements of B.C.’s outstanding young entrepreneurs, executives and professionals. Ms. Kobalia’s experience as noted above, provides the Board and management with valuable insight on foreign policy and international issues.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion-dollar multinational entities and co-authored several publications. On June 6, 2018, Mr. Kazemi became a director of Bear Creek Mining Corporation, a leading Peru-focused silver exploration and development company. On August 31, 2022, he became a director and the President and Chief Executive Officer of Horizon (as previously described in this AIF). In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board of Directors which is vital in managing the Company’s business.

As at March 22, 2023, the Directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 3,417,431 Common Shares, representing approximately 1.14% of the total number of Common Shares outstanding before giving effect to the exercise of options or restricted share rights to purchase Common Shares held by such Directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)

is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)

has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any Director or officer of Sandstorm Gold, except that certain of the Directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a Director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, no Directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2020, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2022, or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Copper Purchase Agreement and the Silver Purchase Agreement. See “General Development of the Business – Mineral Interests – Multi-Asset Stream with Yamana Gold Inc.” for further details.

2.	The Orion Registration Rights Agreement. See “General Development of the Business – Corporate Takeover of Nomad Royalty Company Ltd.” for further detail.

3.	The BaseCore Asset Purchase Agreement. See “General Development of the Business – BaseCore Transaction” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Company, a qualified person under NI 43-101, has reviewed and approved the scientific and technical information contained herein in respect of the Antamina Mine and, except as otherwise provided in this AIF, has reviewed and approved all other information of a scientific or technical nature contained in this AIF not otherwise reviewed and approved by any other named expert.

As of the date hereof, Ms. Götz is an employee and the Vice President, Mining & Engineering of the Company. She held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. Ms. Götz is currently not expected to be elected, appointed or employed as a Director or officer of the Company or of any associate or affiliate of the Company, however, as stated above, she is currently an employee of the Company and is its Vice President, Mining & Engineering.

Auditors

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 21, 2023, in respect of the Company’s consolidated financial statements as of December 31, 2022, and December 31, 2021, and for each of the years then ended and the Company’s internal control over financial reporting as of December 31, 2022. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Independent (1)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the NYSE listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been a director of Bear Creek Mining Corporation since 2003. He has also been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 3013 and of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees (1)	Audit-Related Fees	Tax Fees (3)	All Other Fees (4)

2022 (December 31)	C$847,533	C$127,658 (2)	C$385,667	C$3,150
2021 (December 31)	C$457,840	NIL	C$70,437	C$3,150

(1)	Includes C$54,878 for 2021 and C$115,560 for 2022, for matters in connection with the Company’s ATM Program and renewal of the Company’s Base Shelf Prospectus
(2)

Fees relating to the carve-out audit performed with respect to the re-organization of certain of the Company’s subsidiary companies in preparation for the Spin-Out Transaction, as well as fees incurred relating to the transaction work involved in the Nomad Acquisition and BaseCore Transaction

(3)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other; and
(4)	Fee for online IFRS accounting manual database.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 14, 2022, and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which was prepared in connection with the Company’s 2022 annual meeting of shareholders held on June 3, 2022. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2022.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the “Company”)

AUDIT COMMITTEE CHARTER

I.            Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

●	Oversee the audit of the Company’s financial statements.

●	Review and appraise the performance of the Company’s external auditors.

●	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.          Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

- A1 -

Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.         Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.         Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11.	Review with management and the external auditors the audit plan for the year-end financial statements.

12.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

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19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

21.	Review certification process.

22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23.	Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.

25.

The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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